B2GOLD CORP.
Consolidated Financial Statements
December 31, 2014 and 2013

March 12, 2015

Independent Auditor’s Report

To the Shareholders of B2Gold Corp.

We have completed an integrated audit of B2Gold Corp’s December 31, 2014 consolidated financial statements and its internal control over financial reporting as at December 31, 2014 and an audit of its December 31, 2013 consolidated financial statements. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of B2Gold Corp., which comprise the consolidated balance sheets as at December 31, 2014 and December 31, 2013 and the consolidated statements of operations, comprehensive income, cash flows and changes in equity for the years then ended and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audit as at December 31, 2014 and for the year then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). We conducted our audit of the company’s consolidated financial statements for the year ended December 31, 2013 in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of B2Gold Corp. as at December 31, 2014 and December 31, 2013 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting
We have also audited B2Gold Corp’s internal control over financial reporting as at December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s annual report on internal control over financial reporting.

Auditor’s responsibility
Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company’s internal control over financial reporting.

Definition of internal control over financial reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management’s annual report on internal control over financial reporting, management has excluded the company’s wholly owned subsidiary Papillon Resources Limited from its assessment of internal control over financial reporting as at December 31, 2014 because it was acquired by the company in during 2014. We have also excluded Papillon Resources Limited from our audit of internal control over financial reporting. Papillon Resources Limited is a wholly owned subsidiary whose total assets and revenues represent 24% and 0%, respectively, of the related consolidated financial statement amounts as at and for the year ended December 31, 2014

Opinion
In our opinion, B2Gold Corp. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

signed “PricewaterhouseCoopers LLP”
Chartered Accountants

B2GOLD CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31
(Expressed in thousands of United States dollars, except shares and per share amounts)

	2014	2013

Gold revenue	$486,624	$544,272

Cost of sales

Production costs (Note 23)	(263,739)	(261,896)
Depreciation and depletion	(112,556)	(85,855)
Royalties and production taxes	(16,461)	(16,706)
Inventory fair value adjustments on CGA acquisition (Note 8)	-	(32,869)

Total cost of sales	(392,756)	(397,326)

Gross profit	93,868	146,946

General and administrative	(37,977)	(31,869)
Share-based payments (Note 16)	(16,105)	(18,328)
Provision for non-recoverable input taxes	(16,264)	(3,132)
Foreign exchange losses	(3,983)	(4,748)
Impairment of goodwill and other long-lived assets (Note 6)	(734,378)	-
Write-off of mineral property interests (Note 12)	(21,465)	(9,564)
CGA acquisition costs (Note 8)	-	(5,859)
Gain on sale of Brucejack royalty (Note 12)	-	44,496
Other	(4,994)	(1,744)

Operating (loss) income	(741,298)	116,198

Gain on fair value of convertible notes (Note 14)	9,797	22,815
Community relations	(7,529)	(8,079)
Interest and financing expense	(5,695)	(5,597)
Realized losses on derivative instruments (Note 18)	(1,867)	(4,815)
Unrealized losses on derivative instruments (Note 18)	(50)	(2,660)
Write-down of long-term investments (Note 11)	(7,194)	(20,552)
Convertible notes transaction costs (Note 14)	-	(9,683)
Other	2,386	(522)

(Loss) income before taxes	(751,450)	87,105

Current income tax, withholding and other taxes (Note 20)	(24,251)	(22,899)
Deferred income tax recovery (Note 20)	109,316	3,097

Net (loss) income for the year	$(666,385)	$67,303

Attributable to:
Shareholders of the Company	$(665,273)	$67,303
Non-controlling interests	(1,112)	-

Net (loss) income for the year	$(666,385)	$67,303

(Loss) earnings per share (attributable to shareholders of the Company) (Note 16)
Basic	$(0.90)	$0.11
Diluted	$(0.90)	$0.07

Weighted average number of common shares outstanding (in thousands) (Note 16)
Basic	741,097	636,130
Diluted	741,097	663,785

See accompanying notes to consolidated financial statements.

B2GOLD CORP.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31
(Expressed in thousands of United States dollars)

	2014	2013

Net (loss) income for the year	$(666,385)	$67,303
Other comprehensive (loss) income
Items that may be reclassified subsequently to net income:
- Exchange differences on translating foreign operations	(32,051)	(36,259)
- Unrealized gain on investments, net of deferred tax expense (Note 11)	1,037	1,106
Reclassification adjustment for impairment loss on investment to net income (Note 11)	-	1,407
Other comprehensive loss for the year	(31,014)	(33,746)
Total comprehensive (loss) income for the year	$(697,399)	$33,557

Total other comprehensive loss attributable to:
Shareholders of the Company	$(30,331)	$(33,746)
Non-controlling interests	(683)	-
	$(31,014)	$(33,746)

Total comprehensive (loss) income attributable to:
Shareholders of the Company	$(695,604)	$33,557
Non-controlling interests	(1,795)	-
	$(697,399)	$33,557

See accompanying notes to consolidated financial statements.

B2GOLD CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31
(Expressed in thousands of United States dollars)

	2014	2013

Operating activities
Net (loss) income for the year	$(666,385)	$67,303
Mine restoration provisions settled (Note 15)	(1,721)	(1,073)
Non-cash charges (Note 21)	790,827	87,482

Cash provided by operating activities before changes in non-cash working capital	122,721	153,712

Changes in non-cash working capital (Note 21)	3,773	3,484
Changes in long-term value added tax receivables	(12,794)	(9,369)

Cash provided by operating activities	113,700	147,827

Financing activities
Revolving credit facility, net drawdowns and transaction costs (Note 14)	73,717	95,952
Otjikoto equipment loan facility, drawdowns net of transaction costs (Note 14)	19,689	9,168
Repayment of Otjikoto equipment loan facility (Note 14)	(5,449)	-
Payment of finance lease obligations (Note 14)	(16,017)	(7,955)
Repayment of Libertad equipment loan (Note 14)	(868)	(562)
Convertible notes, net of transaction costs (Note 14)	-	249,067
Repayment of revolving credit facilities (Note 14)	-	(50,000)
Masbate project loan repayments (Note 14)	-	(18,524)
Common shares issued for cash (Note 16)	2,820	2,369
Restricted cash	(3,725)	7,851
Interest and commitment fees paid	(13,896)	(2,925)
Common shares issued by subsidiary to EVI for cash (Note 12)	-	5,095

Cash provided by financing activities	56,271	289,536

Investing activities
Expenditures on mining interests:
Otjikoto, mine construction	(136,069)	(83,469)
Otjikoto, mobile mine equipment	(7,391)	(46,539)
Otjikoto, power plant	(6,677)	(30,635)
Otjikoto, prestripping	(10,293)	(6,697)
Otjikoto, expansion	(1,518)	-
Otjikoto, pre-commercial production operating costs	(11,232)	-
Gramalote, prefeasibility and exploration	(14,015)	(47,979)
Masbate Mine, development and sustaining capital	(39,889)	(31,344)
Libertad Mine, development and sustaining capital	(22,233)	(17,506)
Libertad Mine, Jabali development	(6,130)	(14,514)
Limon Mine, development and sustaining capital	(15,539)	(16,992)
Other exploration and development (Note 21)	(40,670)	(28,222)
Sale (purchase) of EVI preference shares	5,487	(6,458)
Loan to EVI	-	(5,000)
Cash acquired on Papillon acquisition (Note 7)	32,189	-
Papillon acquisition costs paid (Note 7)	(14,890)	-
Cash acquired on CGA acquisition (Note 8)	-	56,088
CGA acquisition costs paid (Note 8)	-	(16,012)
Cash acquired on Volta acquisition, net of transaction costs (Note 9)	-	3,217
Cash proceeds from sale of Brucejack royalty (Note 12)	-	44,496
Purchase of long-term investments	(1,694)	(3,997)
Other	421	(1,013)

Cash used by investing activities	(290,143)	(252,576)

(Decrease) increase in cash and cash equivalents	(120,172)	184,787

Cash and cash equivalents, beginning of year	252,736	67,949

Cash and cash equivalents, end of year	$132,564	$252,736

Supplementary cash flow information (Note 21)

See accompanying notes to consolidated financial statements.

B2GOLD CORP.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)

	As at	As at
	December 31,	December 31,
	2014	2013

Assets
Current
Cash and cash equivalents	$132,564	$252,736
Accounts receivable and prepaids	14,446	26,273
Value-added and other tax receivables	16,671	19,823
Inventories (Note 10)	95,991	75,665
	259,672	374,497
Assets classified as held for sale (Note 12)	2,787	-
Long-term investments (Note 11)	18,408	20,769
Value-added tax receivables	25,405	28,875
Mining interests (Notes 6, 12 and Note 27 - Schedules)
- Owned by subsidiaries	1,722,807	1,517,277
- Investments in joint ventures	67,926	150,168
Goodwill (Notes 6 and 8)	-	202,070
Other assets (Note 13)	21,593	16,070
	$2,118,598	$2,309,726
Liabilities
Current
Accounts payable and accrued liabilities	$53,055	$65,812
Current taxes payable	16,610	15,658
Current portion of long-term debt (Note 14)	10,456	12,965
Current portion of unrealized fair value of derivative instruments	2,406	2,563
Current portion of mine restoration provisions (Note 15)	1,062	1,351
Other	1,130	472
	84,719	98,821
Liabilities associated with assets held for sale (Note 12)	4,009	-
Unrealized fair value of derivative instruments	694	205
Long-term debt (Note 14)	368,832	300,447
Mine restoration provisions (Note 15)	51,957	45,449
Deferred income taxes (Note 20)	77,579	186,811
Employee benefits obligation	5,468	6,626
	593,258	638,359
Equity
Shareholders’ equity
Share capital (Note 16)
Issued: 917,652,046 common shares (Dec 31, 2013 – 674,719,721)	2,018,468	1,519,217
Contributed surplus	59,789	52,333
Accumulated other comprehensive loss	(71,553)	(40,539)
Retained earnings (deficit)	(536,617)	132,640
	1,470,087	1,663,651
Non-controlling interests	55,253	7,716
	1,525,340	1,671,367
	$2,118,598	$2,309,726

Subsequent events (Notes 12 and 26)

Approved by the Board	“Clive T. Johnson”	Director	“Robert J. Gayton”	Director

See accompanying notes to consolidated financial statements.

B2GOLD CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31
(Expressed in thousands of United States dollars)

		2014

				Accumulated	Retained	Non-
	Shares	Share	Contributed	other	earnings	controlling	Total
	(‘000’s)	capital	surplus	comprehensive	(deficit)	interests	equity
				loss
Balance at December 31, 2013 Jan. 1, 2014 to Dec. 31, 2014:	674,720	$1,519,217	$52,333	$(40,539)	$132,640	$7,716	$1,671,367
Net loss for the year	-	-	-	-	(665,273)	(1,112)	(666,385)
Shares issued for Papillon acquisition (Note 7)	237,391	484,277	-	-	-	-	484,277
Non-controlling interest arising on acquisition (Note 7)	-	-	-	-	-	45,348	45,348
Funding of non-controlling interests	-	-	-	-	(3,984)	3,984	-
Cumulative translation adjustment	-	-	-	(32,051)	-	(683)	(32,734)
Unrealized gain on investments	-	-	-	1,037	-	-	1,037
Shares issued on exercise of stock options	2,926	2,820	-	-	-	-	2,820
Shares issued on vesting of RSU	2,615	8,114	(8,114)	-	-	-	-
Shares issued from incentive plan	-	15	-	-	-	-	15
Share based payments	-	-	19,595	-	-	-	19,595
Transfer to share capital on exercise of stock options and incentive plan	-	4,025	(4,025)	-	-	-	-

Balance at December 31, 2014	917,652	$2,018,468	$59,789	$(71,553)	$(536,617)	$55,253	$1,525,340

		2013

	Shares	Share	Contributed	Accumulated	Retained	Non-	Total
	(‘000’s)	capital	surplus	other	earnings	controlling	equity
				comprehensive		interests
				loss
Balance at December 31, 2012 Jan. 1, 2013 to Dec. 31, 2013:	393,308	$468,550	$35,383	$(6,793)	$62,807	$6,372	$566,319
Net income for the year	-	-	-	-	67,303	-	67,303
Shares issued for CGA Mining acquisition (Note 8)	251,974	984,870	-	-	-	-	984,870
Shares issued for Volta acquisition
(Note 9)	23,332	46,423	-	-	-	-	46,423
Exercise of EVI option (Note 12)	-	-	-	-	2,530	2,565	5,095
Cumulative translation adjustment	-	-	-	(36,259)	-	(1,221)	(37,480)
Reclassify unrealized loss on investment from AOCL to income statement	-	-	-	1,407	-	-	1,407
Unrealized gain on investments	-	-	-	1,106	-	-	1,106
Shares issued on exercise of stock options	1,600	2,369	-	-	-	-	2,369
Shares issued on vesting of RSU	1,993	6,312	(6,312)	-	-	-	-
Shares issued to EVI (Note 12)	2,513	7,600	-	-	-	-	7,600
Share based payments	-	-	23,434	-	-	-	23,434
Stock options issued on Volta acquisition (Note 9)	-	-	949	-	-	-	949
Tax benefit related to share issue costs	-	1,972	-	-	-	-	1,972
Transfer to share capital on exercise of stock options	-	1,121	(1,121)	-	-	-	-

Balance at December 31, 2013	674,720	$1,519,217	$52,333	$(40,539)	$132,640	$7,716	$1,671,367

See accompanying notes to consolidated financial statements.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014 and 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

1	Nature of operations

B2Gold Corp. (“B2Gold” or the “Company”) is a Vancouver-based gold producer with three operating mines (two in Nicaragua and one in the Philippines), a fourth mine which entered into the commissioning and testing phase in Namibia in December 2014 and a portfolio of development and exploration assets in Mali, Colombia, Burkina Faso and Nicaragua.

The Company operates the Libertad Mine and the Limon Mine in Nicaragua, the Masbate Mine in the Philippines and the Otjikoto Mine in Namibia. The Company has an effective 81% interest in the Kiaka gold project in Burkina Faso, a 49% joint venture interest in the Gramalote property in Colombia, and an interest in the Quebradona property in Colombia. The Company also has a 51% interest in a joint operation in Nicaragua with Calibre Mining Corp. (“Calibre”), with an option to acquire an additional 19% interest. In addition, on September 22, 2014, B2Gold obtained control of Papillon Resources Limited (“Papillon”), including its 90% interest in the Fekola Project in Mali (Notes 7 and 26).

B2Gold is a public company which is listed on the Toronto Stock Exchange under the symbol “BTO”, the NYSE MKT LLC under the symbol “BTG” and the Namibian Stock Exchange under the symbol “B2G”. B2Gold’s head office is located at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1.

2	Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), effective as of December 31, 2014. These consolidated financial statements were authorized for issue by the Board of Directors on March 10, 2015.

3	Recent accounting pronouncements

IFRIC 21 – Levies

The Company adopted IFRIC 21 on January 1, 2014, with retrospective application. IFRIC 21 provides guidance on the accounting for a liability to pay a levy, both for levies that are accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and those where the timing and amount of the levy is certain. Levies are imposed by a government in accordance with legislation and do not include income taxes, fines or other penalties imposed for breaches of legislation. IFRIC 21 defines an obligating event as the legislatively identified activity that triggers the payment of the levy. Recognition of a liability to pay a levy is at the date of the obligating event. The fact that the Company is economically compelled to continue to operate in the future does not create an obligation to pay a levy that will arise in a future period as a result of continuing to operate.

The Company has concluded that the adoption of IFRIC 21 did not have an effect on the comparative consolidated financial statements.

Accounting standards and amendments issued but not yet adopted

IFRS 15 – Revenue from contracts with customers

The IASB has issued IFRS 15, Revenue from Contracts with Customers, which is effective for annual periods commencing on or after January 1, 2017. This new standard establishes a new control-based revenue recognition model which could change the timing of revenue recognition. The Company is currently evaluating the effect the standard will have on its consolidated financial statements.

IFRS 9 - Financial Instruments

The final version of IFRS 9, Financial Instruments, was issued in July 2014 to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 has two measurement categories for financial assets: amortized cost and fair value. In addition, this new standard amends some of the requirements of IFRS 7, Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in OCI and guidance on financial liabilities and derecognition of financial instruments. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the effect the standard will have on its consolidated financial statements.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014 and 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

4	Summary of significant accounting policies

The significant accounting policies used in the preparation of these financial statements are as follows:

Principles of consolidation

The financial statements of the Company consolidate the accounts of B2Gold and its subsidiaries. All intercompany transactions, balances, and unrealized gains and losses from intercompany transactions are eliminated on consolidation.

The Company’s most significant wholly owned and partially owned subsidiaries are presented below:

% interest

- Philippines Gold Processing & Refining Corporation (“Masbate”)	100
- Desarrollo Minero de Nicaragua, S.A. (“Libertad”)	100
- Triton Minera S.A. (“Limon”)	95
- B2Gold Namibia (Pty) Ltd. (“Otjikoto”)	90
- Songhoi Resources SARL (“Fekola”)	90
- Kiaka Gold SARL (“Kiaka”)	100
- Mocoa Ventures Ltd. (“Mocoa”)	100
- Minesa Nueva Esperanza S.A. (“Pavon”)	100

Subsidiaries are entities controlled by the Company. Control exists when the Company has power over an investee, when the Company is exposed, or has rights, to variable returns from the investee and when the Company has the ability to affect those returns through its power over the investee. Subsidiaries are fully consolidated from the date on which control is obtained by B2Gold and are de-consolidated from the date that control ceases.

The Company’s Gramalote and Quebradona properties located in Colombia operate as incorporated joint ventures with AngloGold Ashanti Limited (“AngloGold”) which are accounted for as jointly controlled entities (“JCEs”). The Company does not control, either directly or indirectly, these JCEs. B2Gold accounts for its interest in these JCEs using the equity method.

The Company established a trust arrangement under its Incentive Plan (Note 16) for the benefit of its directors, officers, employees and service providers. The Company consolidates this trust as it has the power to control its financial and operating policies and obtain the benefits from its activities.

Business combinations

A business combination requires that the assets acquired and liabilities assumed constitute a business. A business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business as the Company considers other factors to determine whether the set of activities or assets is a business.

Business combinations are accounted for using the acquisition method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the purchase consideration over such fair value being recorded as goodwill. Non-controlling interest in an acquisition may be measured at either fair value or at the non-controlling interest’s proportionate share of the fair value of the acquiree’s net identifiable assets.

The excess of (i) total consideration transferred by the Company, measured at fair value, including contingent consideration, and (ii) the non-controlling interests in the acquiree, over the acquisition-date fair value of the net of the assets acquired and liabilities assumed, is recorded as goodwill. If the fair value attributable to the Company's share of the identifiable net assets exceeds the cost of acquisition, the difference is recognized as a gain in the consolidated statement of operations.

Should the consideration be contingent on future events, the preliminary cost of the acquisition recorded includes management's best estimate of the fair value of the contingent amounts expected to be payable. Provisional fair values allocated at the reporting date are finalized within one year of the acquisition date with retroactive restatement to the acquisition date as required.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014 and 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Transaction costs, other than those associated with the issue of debt or equity securities, which the Company incurs in connection with a business combination, are expensed as incurred.

Goodwill

Goodwill arising on the Company’s acquisitions includes (but is not limited to): (i) the ability of the Company to capture certain synergies through management of the acquired operation within the Company; (ii) the potential to increase reserves and resources through exploration activities; and (iii) the requirement to record a deferred tax liability for the difference between the assigned fair values and the tax bases of assets acquired and liabilities assumed.

Goodwill is not amortized. The Company performs an annual impairment test for goodwill and when events or changes in circumstances indicate that the related carrying amount may not be recoverable. If the carrying amount of a mine site to which goodwill has been allocated exceeds the recoverable amount, an impairment loss is recognized for the amount in excess. The impairment loss is allocated first to reduce the carrying amount of goodwill allocated to the mine site to nil and then to the other assets of the mine site based on the relative carrying amounts of those assets. Impairment losses recognized for goodwill are not reversed in subsequent periods should its value recover.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash generating units or groups of cash generating units (“CGU”s) that are expected to benefit from the business combination in which the goodwill arose. If the composition of one or more cash generating units to which goodwill has been allocated changes due to a re-organization, the goodwill is re-allocated to the units affected.

Investments in joint arrangements

A joint arrangement is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. Joint control is the contractually agreed sharing of control such that significant operating and financial decisions require the unanimous consent of the parties sharing control.

The Company’s joint arrangements consist of jointly controlled entities (involving the establishment of a corporation) and are accounted for using the equity method. The equity method involves recording the initial investment at cost. Additional funding into an investee is recorded as an increase in the carrying value of the investment. The carrying amount is adjusted by the Company's share of post-acquisition net income or loss, depreciation, amortization or impairment.

Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in United States dollars, which is the group’s presentation currency. The Company’s mining operations operate primarily within an economic environment where the functional currency is the United States dollar, except for the Company’s Otjikoto project where the functional currency is the Namibian dollar.

Transactions and balances

Transactions denominated in foreign currencies are translated into the United States dollar as follows:

•	Monetary assets and liabilities are translated at the rates of exchange at the consolidated balance sheet date;

•	Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date;

•

Revenue and expenses are translated at the exchange rate at the date of the transaction, except depreciation, depletion and amortization, which are translated at historical exchange rates, and share-based compensation expense, which is translated at the rates of exchange applicable at the date of grant of the share-based compensation; and

•

Exchange gains and losses on translation are included in earnings. When the gain or loss on certain non- monetary items, such as long-term investments classified as available-for-sale, is recognized in other comprehensive income (“OCI”), the translation differences are also recognized in OCI.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014 and 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Group companies

For any subsidiaries or joint ventures whose functional currency differs from the United States dollar, foreign currency balances and transactions are translated into the United States dollar as follows:

•	Assets and liabilities are translated at the rates of exchange at the consolidated balance sheet date;

•

Revenue and expenses are translated at average exchange rates throughout the reporting period or at rates that approximate the actual exchange rates; items such as depreciation are translated at the monthly average exchange rate; and

•	Exchange gains and losses on translation are included in OCI.

The exchange gains and losses are recognized in earnings upon the substantial disposition, liquidation or closure of the entity that gave rise to such amounts.

Financial instruments

The Company recognizes financial assets and liabilities on the balance sheet when the Company becomes party to the contractual provisions of the instrument.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held with banks, and other short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents are classified as loans and receivables.

Accounts receivable, accounts payable and accrued liabilities

Accounts receivable, accounts payable and accrued liabilities are non-interest bearing and are initially measured at fair value, subsequently recorded at amortized cost which approximate fair values due to the short terms to maturity. Where necessary, accounts receivables are net of allowances for uncollectable amounts. Accounts receivable are classified as loans and receivables and accounts payable and accrued liabilities are designated as financial liabilities.

Lease liabilities

Lease liabilities are interest bearing and are initially measured at the present value and subsequently recorded at amortized cost. Lease liabilities are designated as financial liabilities.

Debt

The Company recognizes all financial liabilities initially at fair value and classifies them as either fair value through profit and loss or loans and borrowings, as appropriate. Debt classified as loan and borrowings is subsequently measured at amortized cost, calculated using the effective interest rate method. Debt classified as fair value through profit and loss is measured at fair value on each financial period-end date with gains and losses flowing through the statement of operations.

Derivative instruments

Derivative instruments, including embedded derivatives, are recorded at “fair value through profit or loss” and accordingly recorded on the balance sheet date at fair value. Unrealized gains and losses on derivatives held for trading are recorded as part of other gains or losses in earnings. Fair values for derivative instruments are determined using valuation techniques, using assumptions based on market conditions existing at the balance sheet date.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014 and 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Impairment of financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, the Company recognizes an impairment loss. The loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

Inventories

Gold and silver bullion, in-process and stockpile inventories are recorded at the lower of average cost and net realizable value. The cost of finished goods and work-in-progress comprises raw materials, direct labour, and other direct costs, as well as stripping in the production stage and related production overheads (based on normal operating capacity) including applicable depreciation on property, plant and equipment. Net realizable value is the estimated selling price less applicable selling expenses.

When inventories have been written down to net realizable value, a new assessment of net realizable value is made in each subsequent period. When the circumstances that caused the write down no longer exist, the amount of the write down is reversed.

Materials and supplies inventories are valued at the lower of average cost and net realizable value. Cost includes acquisition, freight and other directly attributable costs.

Mining interests

Mining interests include property, plant and equipment, mineral properties and mine development costs, deferred stripping, exploration and evaluation expenditures, capitalized borrowing costs and impairment.

Property, plant and equipment

Property, plant and equipment are recorded at cost. Repairs and maintenance expenditures are charged to operations; major improvements and replacements which extend the useful life of an asset are capitalized. Property, plant and equipment are amortized over the life of the mine using the units-of-production (“UOP”) method based on the recoverable ounces from the estimated proven and probable reserves and a portion of the measured and indicated resources that are reasonably expected to be converted to proven and probable reserves. Mobile equipment, tailings dam and equipment are depreciated on a straight-line basis over three to six years as appropriate, net of residual value. The Company allocates the amount initially recognized in respect of an item of property, plant and equipment to its significant parts and depreciates separately each such part. Residual values, method of amortization and useful lives of the assets are reviewed annually and adjusted if appropriate.

During the commissioning phase of a new mine, pre-production expenditures, net of incidental revenue, are capitalized to plant and equipment.

Mineral properties and mine development costs

Mineral properties and mine development costs are stated at cost less accumulated depreciation and are accounted for on an individual project basis. When production commences, these costs are amortized using the UOP method, based on recoverable ounces from the estimated proven and probable reserves and a portion of measured and indicated resources that are reasonably expected to be converted to proven and probable reserves.

Capitalization of costs incurred ceases when the mining property is capable of commencement of mining operations in the manner intended by management. Costs incurred prior to this point, including depreciation of related plant and equipment, are capitalized and proceeds from sales during this period are offset against capitalized costs.

The Company applies judgment in its assessment of when a mine is capable of operating in the manner intended by management which takes account of the design of the mine and the nature of the initial commissioning phase of the mine.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014 and 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Non-recoverable costs for projects determined not to be commercially feasible are expensed in the period in which the determination is made or when the carrying value of the project is determined to be impaired.

Deferred stripping

Stripping costs incurred during the production phase of a mine are considered production costs and are included in the cost of inventory produced during the period in which stripping costs are incurred, unless the stripping activity can be shown to be a betterment of the mineral property. Betterment occurs when stripping activity increases future output of the mine by providing access to additional reserves. Stripping costs incurred to prepare the ore body for extraction are capitalized as mine development costs and are amortized on a UOP basis over the reserves and resources to which they relate.

Exploration and Evaluation Expenditures

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties as exploration and evaluation until the properties are placed in production, abandoned, sold or considered to be impaired in value. Once the technical feasibility and commercial viability of the extraction of mineral reserves or resources from a particular mineral property has been determined, exploration and evaluation expenditures are reclassified to “mineral properties and mine development costs”. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value. Exploration costs that do not relate to any specific property are expensed as incurred.

The establishment of technical feasibility and commercial viability of a mineral property is assessed based on a combination of factors, such as but not limited to:

•	The extent to which mineral reserves or mineral resources have been identified through a feasibility study or similar level document;
•	The results of optimization studies and further technical evaluation carried out to mitigate project risks identified in the feasibility study;
•	The status of environmental permits, and
•	The status of mining leases or permits.

In addition, commercial viability is deemed to be achieved when the Company determines that the project will provide a satisfactory return relative to its perceived risks. Ore reserves may be declared for an undeveloped mining project before its commercial viability has been fully determined. Evaluation costs may continue to be capitalized during the period between declaration of reserves and approval to mine as further work is undertaken in order to refine the development case to maximize the project’s returns.

Borrowing costs

Borrowing costs attributable to the acquisition or construction of qualifying assets that take a substantial period of time to make ready for their intended use are added to the cost of the assets, until such time as the assets are substantially complete and ready for their intended use. The amount of borrowing costs capitalized cannot exceed the actual amount of borrowing costs incurred in a period. All other borrowing costs are expensed in the period in which they are incurred.

Impairment

The carrying amounts of non-current assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. If there are indicators of impairment, the recoverable amount of the asset is estimated in order to determine the extent of the impairment. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount and is recorded as an expense in the statement of operations.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014 and 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The recoverable amount is the higher of an asset’s “fair value less costs of disposal” and “value-in-use”. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash-generating unit to which the asset belongs is determined. “Fair value less costs of disposal” is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. For mining assets this would generally be determined based on the present value of the estimated future cash flows arising from the continued development, use or eventual disposal of the asset. In assessing these cash flows and discounting them to the present value, assumptions used are those that an independent market participant would consider appropriate. In assessing “value-in-use”, the estimated future cash flows expected to arise from the continuing use of the assets in their present form and from their disposal are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset.

Impairment losses are evaluated for potential reversals when events or circumstances warrant such consideration. Where an impairment loss is subsequently reversed, the amount of such reversal is limited such that, the revised carrying amount of the asset or cash-generating unit does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in the prior years. A reversal of an impairment loss is recognized into earnings immediately.

Long-term investments

Investments in entities that are not subsidiaries, joint ventures or investments in associates are designated as available-for-sale investments. These investments are measured at fair value on acquisition and at each reporting date. Any unrealized holding gains and losses related to these investments are excluded from net earnings and are included in OCI until an investment is sold and gains or losses are realized, or there is objective evidence that the investment is impaired. When there is evidence that an investment is impaired, the cumulative loss that was previously recognized in OCI is reclassified from accumulated OCI to the consolidated statement of operations.

Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date. It requires consideration as to whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset.

A reassessment is made after inception of the lease only if one of the following applies:

(a)	There is a change in contractual terms, other than a renewal or extension of the arrangement
(b)	A renewal option is exercised or extension granted, unless the term of the renewal or extension was initially included in the lease term;
(c)	There is a change in the determination of whether fulfilment is dependent on a specified asset; or
(d)	There is a substantial change to the asset.

Where a reassessment is made, lease accounting shall commence or cease from the date when the change in circumstances gave rise to the reassessment for scenarios (a), (c) or (d) and at the date of the renewal or extension period for scenario (b).

Company as a lessee

Finance leases, which transfer to the Company substantially all the risks and rewards incidental to ownership of the leased item, are capitalized at the commencement of the lease term (the date from which the lessee is entitled to exercise its right to use the leased asset) at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments.

Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term.

A lease is classified as an operating lease if it does not transfer substantially all of the risks and rewards incidental to ownership.

Operating lease payments are recognized as an expense in the statement of operations on a straight line basis over the lease term.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014 and 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Mine restoration provisions

Future obligations to retire an asset including site closure, dismantling, remediation and on-going treatment and monitoring are initially recognized and recorded as a liability based on estimated future cash flows discounted at a risk free rate. The measurement determination is based on estimated future cash flows, the current risk-free discount rate, and an estimated inflation factor. The value of restoration provisions is adjusted at each reporting period for changes to factors including the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the risk-free interest rate. The liability is added to the carrying amount of the associated asset, and this additional carrying amount is depreciated over the life of the asset. The liability is accreted to full value over time through periodic charges to earnings. This unwinding of the discount is expensed in the statement of operations. As reclamation work is performed or liabilities are otherwise settled, the recorded amount of the liability is reduced.

Share-based payments

The cost of stock options and other equity-settled share-based payment arrangements is recorded based on the estimated fair-value at the grant date and charged to earnings over the vesting period.

The Company grants stock options to certain employees and directors. Each tranche is considered a separate award with its own vesting period and grant date fair value. The fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. Compensation expense is recognized over the tranche’s vesting period by a charge to earnings, with a corresponding increase to contributed surplus based on the number of awards expected to vest. The number of awards expected to vest is reviewed at least annually, with any impact being recognized immediately.

Current and deferred income taxes

Income tax comprises current and deferred tax. Income tax is recognized in the statement of operations except to the extent that it relates to items recognized directly in equity, in which case the income tax is also recognized directly in equity. Taxes on income in interim periods are recorded using the tax rate that would be applicable to expected annual profit.

Current tax is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted, at the end of the reporting period.

Deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the balance sheet date and are expected to apply when the deferred tax asset or liability is reversed. Deferred tax assets are recognized to the extent that it is probable that the assets can be recovered.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except, in the case of subsidiaries, where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future. As an exception, deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill or an asset or liability in a transaction (other than in a business combination) that affects neither accounting profit nor taxable profit.

Deferred income tax assets and liabilities are presented as non-current.

Revenue

Gold revenue is recognized when it is probable that the economic benefits will flow to the Company, delivery has occurred, the sales price is reasonably determinable, and collectability is reasonably assured. These criteria are generally met at the time the product is shipped and delivered to the customer and, depending on the delivery conditions, title and risk have passed to the customer and acceptance of the product, when contractually required, has been obtained. Gold revenue is measured based on the price specified in the sales contract, net of discounts, at the time of sale.

Silver revenue is accounted for as a by-product and is recorded as a credit to operating costs.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014 and 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Earnings per share

Basic earnings per share is calculated by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period.

Diluted earnings per share is calculated using the treasury share method whereby all “in-the-money” options, warrants and equivalents are assumed to have been exercised at the beginning of the period and the proceeds from the exercise are assumed to have been used to purchase common shares at the average market price during the period.

5	Significant accounting judgements and estimates

The preparation of these financial statements in conformity with IFRS requires estimates and assumptions that affect the amounts reported in these financial statements. These estimates and assumptions concerning the future may differ from actual results. The following are the estimates and judgments applied by management that most significantly affect the Company’s financial statements. These estimates and judgments have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Impairment of long-lived assets

Long-lived assets are tested for impairment if there is an indicator of impairment. Determining the recoverable amount of cash generating units (“CGU”) for long-lived asset impairment tests requires management to make estimates and assumptions with respect to future production levels, mill recoveries, operating and capital costs in its life-of-mine plans, future metal prices, foreign exchange rates, and discount rates. Changes in any of the assumptions or estimates used in determining the recoverable amount could impact the impairment analysis. Such changes could be material.

Ore reserve and resource estimates

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, and production costs along with geological assumptions and judgments made in estimating the size, and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, and depreciation and amortization charges.

Exploration and evaluation expenditures

The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether it is likely that future economic benefits are likely either from future exploitation or sale or where activities have not reached a stage which permits a reasonable assessment of the existence of reserves. The deferral policy requires management to make certain estimates and assumptions about future events or circumstances, in particular whether an economically viable mine can be established. Estimates and assumptions made may change if new information becomes available. If, after an expenditure is capitalized, information becomes available suggesting that the recovery of expenditure is unlikely, the amount capitalized is written off in the statement of operations in the period when the new information becomes available.

Value-added tax receivables

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability involves judgments regarding balance sheet classification and the probable outcomes of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014 and 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Uncertain tax positions

The Company is periodically subject to income tax audits at its operating mine locations. During the year ended December 31, 2014, the Company recorded provisions totalling $6 million representing its best estimate of the outcome of current assessments. The Company is appealing the assessments received and the final outcome of such appeals are not determinable at this time. The provisions made to date may be subject to change and such change may be material.

Deferred income taxes and valuation allowances

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates.

Business combinations

In a business combination, it generally takes time to obtain the information necessary to measure the fair values of assets acquired and liabilities assumed and the resulting goodwill, if any. Changes to the provisional measurements of assets and liabilities acquired including the associated deferred income taxes and resulting goodwill may be retrospectively adjusted when new information is obtained until the final measurements are determined (within one year of acquisition date). The determination of fair values as of the acquisition date requires management to make certain judgements and estimates about future events, including, but not restricted to, estimates of mineral reserves and resources acquired, exploration potential, future operating costs and capital expenditures, future metal prices, long-term foreign exchange rates, and discount rates.

In determining the amount for goodwill, the Company’s management makes estimates of the discounted future after-tax cash flows expected to be derived from the acquired business based on estimates of future revenues, expected conversions of resources to reserves, future production costs and capital expenditures, based on a life of mine plan. The excess of acquisition cost over the net identifiable assets acquired represents goodwill.

6	Impairment of goodwill and long-lived assets

During the quarter ended December 31, 2014 and subsequent to year-end, the Company completed an updated metallurgical recovery sampling and analysis program as part of the expansion study for the Masbate Mine along with an updated life-of-mine plan based on 2014 year-end reserve and resource estimates. The Company has also determined not to proceed with an expansion of the Masbate mill at this time in order to focus its construction team and resources on development of the Fekola Project. The Company will continue to review expansion case options. The finalized metallurgical report, updated reserve and resource estimates and change in assumption regarding the Masbate mill expansion resulted in a decline in the life-of-mine recovery rate and production ounces for the Masbate Mine. This was considered an impairment indicator at December 31, 2014.

During the latter half of 2014 and as at December 31, 2014, the long-term consensus gold price continued to be below the long-term gold price assumptions used in the Company’s reserve estimations and life-of-mine plans. The prolonged decline of the long-term gold price was considered to be an impairment indicator. Consequently, the Company has revised its long-term gold price estimate to $1,300 per ounce of gold.

The Company has performed impairment tests on the following cash-generating units (“CGUs”): Masbate Mine, including related goodwill, Limon Mine, Libertad Mine and Otjikoto Mine. The Company’s investment in the Gramalote joint venture was also assessed for impairment. As a result of these assessments, the Company determined that impairment charges were required for the goodwill relating to the Masbate Mine, Masbate Mine long-lived assets and the Company’s investment in Gramalote as described below.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014 and 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Masbate long-lived assets

The Company conducted an impairment analysis whereby the carrying values of the Masbate Mine property, plant and equipment and undeveloped mineral interests, were compared to the mine’s recoverable amount which was determined to be its fair value using the fair value less costs of disposal (“FVLCD”) at December 31, 2014. In carrying out the review of Masbate’s long-lived assets for impairment, the Company utilized discounted cash flow models incorporating estimates and assumptions that included such factors as future production levels, metallurgical recovery estimates, operating and capital costs in its life-of-mine plans, mill expansion assumptions, future metal prices, foreign exchange rates and discount rates. Management’s estimate of the FVLCD of its CGUs is classified as level 3 in the fair value hierarchy. The Company’s estimate of future cash flows is subject to risks and uncertainties and therefore could change in the future if the underlying assumptions change.

Key assumptions used for the impairment test at December 31, 2014 were:

-	Gold price	$1,300/ounce
-	Silver price	$18/ounce
-	Mill recovery rate	73%
-	Mine life	2015 to 2035
-	Discount rate	5% - 7%

The Company’s analysis concluded that the carrying values of the Masbate Mine property, plant and equipment and amounts assigned to undeveloped mineral interests at December 31, 2014 were impaired resulting in a pre-tax impairment charge of $436.0 million consisting of $362.1 million impairment of property, plant and equipment and $73.9 million impairment of undeveloped mineral interests. The net impairment recorded in the statement operations after taking into account a deferred income tax recovery of $130.8 million was $305.2 million.

Masbate goodwill

At September 30, 2014, and in light of the reduction in the long-term gold price, the Company conducted a goodwill impairment analysis. In carrying out the impairment analysis, the Company determined the recoverable amount for the Masbate Mine CGU was its FVLCD. The FVLCD was determined using discounted cash flow models incorporating estimates and assumptions that included such factors as future production levels, metallurgical recovery estimates, operating and capital costs in its life-of-mine plans, mill expansion assumptions, future metal prices, foreign exchange rates and discount rates. Management’s estimate of the FVLCD of its CGUs is classified as level 3 in the fair value hierarchy.

Key assumptions used for the impairment test at September 30, 2014 were:

-	Gold price	$1,300/ounce
-	Silver price	$20/ounce
-	Mill recovery rate	80%
-	Mine life	2015 to 2033
-	Discount rate	5% - 7%

The Company’s analysis concluded that the full carrying value of Masbate Mine related goodwill was impaired, resulting in an impairment charge of $202.1 million being recorded in the statement of operations.

Investment in Joint Venture - Gramalote

The Company conducted an impairment analysis whereby the carrying value of the investment in the Gramalote joint venture was compared to the investment’s recoverable amount which was determined to be its FVLCD. In carrying out the impairment analysis, the Company utilized discounted cash flow models incorporating estimates and assumptions that include such factors as future production levels, mill recoveries, operating and capital costs in its life-of-mine plans, future metal prices, foreign exchange rates and discount rates. These factors were based on the assumptions and inputs disclosed by the Company on March 13, 2014 from the Gramalote Preliminary Economic Assessment and included a long-term gold price assumption of $1,300 per ounce of gold and a discount rate of 6.5% . Management’s estimate of the FVLCD of its CGUs is classified as level 3 in the fair value hierarchy. The Company’s estimate of future cash flows is subject to risks and uncertainties and therefore could change in the future if the underlying assumptions change.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014 and 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The Company’s analysis concluded that the investment in Gramalote was impaired resulting in an impairment charge of $96.3 million being recorded in the statement of operations.

7	Acquisition of Papillon Resources Limited

On October 3, 2014, the Company completed the scheme of arrangement (“Papillon Merger”) by which the Company acquired all of the issued ordinary shares of Papillon. Under the terms of the Merger, the Company acquired all of the issued and outstanding ordinary shares of Papillon based on an exchange ratio of 0.661 of a common share of B2Gold for each Papillon ordinary share. In addition, all of the outstanding stock options of Papillon were cancelled and the former holders thereof received that number of the Company shares that corresponded to the value of the “in-the-money” portion of their Papillon options. The primary asset acquired was the Fekola Project located in Mali.

The arrangement has been accounted for as a purchase of net assets. For accounting purposes, the acquisition date was determined to be September 22, 2014, the date at which the Company obtained control of Papillon.

The cost of the acquisition was approximately $493.3 million, and included the fair value of the shares issued of $484.3 million, based on the issuance of 237,390,819 shares at Cdn.$2.25 per share and a foreign exchange rate of Cdn.$1.1031 to $1, plus transaction costs of approximately $9.0 million.

The purchase price was calculated as follows:

$
Common shares issued (237,390,819 common shares)	484,277
Transaction costs	9,026
Total purchase price	493,303

The following table sets forth the allocation of the purchase price to the fair value of the assets and liabilities acquired.

$

Purchase price allocation:
Cash and cash equivalents	32,189
Accounts receivable and prepaids	1,241
Mining interests – Fekola	507,627
Mining interests – Mali other	6,067
Accounts payable and accrued liabilities	(8,473)
Non-controlling interest	(45,348)

493,303

Included in Papillon’s accounts payable and accrued liabilities acquired on September 22, 2014 was $5.9 million for Papillon’s transaction costs.

8	Acquisition of CGA Mining Limited

On January 31, 2013, the Company and CGA announced that they had completed the combination of the two companies (the “CGA Merger”) by way of a court-approved scheme of arrangement and the merger implementation agreement dated September 18, 2012 between the Company and CGA. Under the terms of the CGA Merger, the Company acquired all of the issued and outstanding ordinary shares of CGA based on an exchange ratio of 0.74 of a common share of B2Gold for each CGA ordinary share. In addition, all of the outstanding stock options of CGA were cancelled and the former holders thereof received that number of B2Gold shares that corresponded to the value of the “in-the-money” portion of their CGA options. Upon closing of the CGA Merger, CGA became a wholly-owned subsidiary of B2Gold.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014 and 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

As a result, B2Gold issued an aggregate of 250,040,275 common shares to the former CGA shareholders. An additional 1,933,557 common shares of B2Gold were issued to former CGA option holders upon cancellation of their stock options.

The business combination was accounted for using the acquisition method, with B2Gold as the acquirer of CGA. For accounting purposes, the acquisition date was determined to be January 16, 2013, the date at which the Company obtained control of CGA. The primary asset acquired was CGA’s Masbate Mine located in the Philippines.

The cost of the acquisition was approximately $985 million, being the fair value of B2Gold shares issued, based on the issuance of 251,973,832 B2Gold shares at Cdn.$3.85 per share (the opening share price on the TSX on January 16, 2013) and a foreign exchange rate of Cdn.$0.985 to $1. B2Gold’s acquisition related costs of $5.9 million in 2013 and $1.6 million in 2012 have been charged to acquisition costs in the consolidated statement of operations.

These consolidated financial statements include CGA’s results commencing from January 16, 2013. The revenue included in the consolidated statement of operations since January 16, 2013 contributed by CGA was $274.1 million for the year ended December 31, 2013.

The following table sets forth the final allocation of the purchase price to assets and liabilities acquired, based on estimates of fair value.

		$

Purchase price allocation:
Cash and cash equivalents		56,088
Restricted cash		9,000
Accounts receivable and prepaids		11,368
Inventories		73,668
Note receivable from RTG Mining Inc.		2,560
Mining interests
-	Masbate Mine	688,524
-	Masbate undeveloped mineral interest	176,460
Long-term Investments		31,037
Value-added tax receivables, long-term		21,749
Other long-term assets		1,727
Accounts payable and accrued liabilities		(31,982)
Current tax payable		(1,674)
Masbate project loan facility		(18,524)
Deferred revenue - fair value of gold contracts (Note 17)		(37,404)
Finance lease obligations, including current portion		(25,228)
Mine restoration provisions, including current portion		(16,504)
Deferred income taxes		(157,494)
Other long-term liabilities		(571)
Goodwill		202,070

Purchase price - 251,973,832 common shares of B2Gold issued on acquisition		984,870

Included in CGA’s accounts payable and accrued liabilities on January 16, 2013 was $10.1 million for CGA’s transaction costs relating to the business combination.

The Masbate Mine’s gold bullion inventory and current portion of ore stockpile inventory were increased by $32.9 million to reflect their fair values on acquisition, which was all expensed and included in cost of sales in 2013.

The goodwill of $202.1 million resulting from the acquisition arose mainly on the recognition of deferred income tax liabilities on the transaction due to the requirement to record a deferred tax liability for the difference between the assigned values and the tax bases of assets acquired and liabilities assumed at amounts that do not reflect fair value. None of the goodwill is deductible for tax purposes.

A value of approximately $176.5 million assigned to undeveloped mineral interest at the Masbate Mine was attributable to (i) mineralized material within mineral resources that management believes can be brought into production and (ii) exploration potential for deposits the Company has the legal right to access, and based on interpretation of information and results, including geological data, that were available at the acquisition date. Amounts assigned to undeveloped mineral interest are not expensed (or depreciated) until the undeveloped mineral interest either becomes associated with additional proven and probable reserves and the reserves are produced or the undeveloped mineral interest is determined to be impaired.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014 and 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

9	Acquisition of Volta Resources Inc.

On December 20, 2013, B2Gold and Volta Resources Inc. (“Volta”) completed the combination of the two companies by way of a plan of arrangement under the Business Corporations Act (Ontario). Pursuant to the plan of arrangement and effective upon closing of the transaction, Volta has become a wholly-owned subsidiary of B2Gold and all of the issued and outstanding common shares of Volta have been transferred to B2Gold in consideration for the issuance by B2Gold of 0.15 of a common share of B2Gold, for each Volta common share held (the “Exchange Ratio”). All of the outstanding options of Volta have been exchanged under the arrangement and the holders of the Volta options have received options to purchase common shares of B2Gold based on the Exchange Ratio. The arrangement has been accounted for by B2Gold as a purchase of net assets.

The combination of B2Gold and Volta has resulted in B2Gold acquiring a 90% interest in the Kiaka gold project in Burkina Faso, Africa and a 100% interest in four additional exploration projects in Burkina Faso.

In connection with the closing of the transaction, B2Gold issued an aggregate of 23,331,805 common shares of B2Gold to the former shareholders of Volta and authorized the issuance of an additional 2,079,000 common shares upon the exercise of the stock options held by the former security holders of Volta.

The cost of the acquisition was approximately $48.3 million, and included the fair value of B2Gold shares issued of $46.4 million, based on the issuance of 23,331,805 B2Gold shares at Cdn.$2.12 per share (the opening share price on the TSX on December 20, 2013) and a foreign exchange rate of Cdn.$1.0648 to $1, the fair value of B2Gold replacement options of $0.9 million, plus B2Gold transaction costs of $1 million. The options have been valued using the Black-Scholes option pricing model based on a risk-free annual interest rate of approximately 1%, an expected volatility of up to 59%, an expected average life of up to 3.7 years and a dividend yield of nil.

The purchase price was calculated as follows:

$

Common shares issued (23,331,805 B2Gold common shares)	46,423
Fair value of Volta stock options	949
Transaction costs	967

Total purchase price	48,339

The following table sets forth the allocation of the purchase price to the fair value of the assets and liabilities acquired.

$
Purchase price allocation:
Cash and cash equivalents	4,184
Accounts receivable and prepaids	408
Long-term investments – GoldStone Resources Ltd.	20
Other assets	60
Mining interests – Kiaka – development property	50,550
Accounts payable and accrued liabilities	(6,183)
Current taxes payable	(700)

48,339

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014 and 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

10	Inventories

	2014	2013
	$	$

Gold and silver bullion	26,922	23,050
In-process inventory	9,379	8,471
Ore stock-pile inventory	14,134	3,427
Materials and supplies	45,556	40,717

	95,991	75,665

Ore stock-pile inventory includes amounts for the Masbate Mine of $9.8 million (2013 - $2.9 million) and for the Otjikoto Mine of $3.5 million (2013 – nil).

11	Long-term investments

	As at December 31, 2014				As at December 31, 2013
		Total				Total
		Impair-	AOCI	Fair	Cost	Impair-	AOCI	Fair
	Cost	ment		Value		ment		Value
	$	$	$	$	$	$	$	$

Available-for-sale investments:
St. Augustine Gold & Copper Ltd.	20,193	(13,144)	-	7,049	20,193	(8,452)	-	11,741
RTG Mining Inc.	13,400	(6,391)	-	7,009	8,803	(4,011)	-	4,792
Sierra Mining Limited	-	-	-	-	5,893	(3,867)	1,344	3,370
Calibre Mining Corp.	5,716	(4,345)	2,508	3,879	5,068	(4,222)	-	846
Kronk Resources Inc.	496	-	(31)	465	-	-	-	-
Goldstone Resources Ltd.	20	-	(14)	6	20	-	-	20

Balance, end of year	39,825	(23,880)	2,463	18,408	39,977	(20,552)	1,344	20,769

The Company holds available-for-sale investments in certain public companies, as disclosed in the table above. The Company, through its acquisition of CGA (Note 8), acquired investments in the securities of St. Augustine Gold & Copper Ltd., RTG Mining Inc. (formerly “Ratel Group Limited”), and Sierra Mining Limited. In addition, the Company participated in a private placement of RTG Mining Inc. and purchased 30.8 million of its common shares for approximately $4 million on February 2, 2013.

On June 4, 2014, RTG Mining Inc. (“RTG”) acquired all of the outstanding securities of Sierra Mining Limited (“Sierra”). The Company received three new ordinary shares of RTG for every ten shares held of Sierra. The transaction did not constitute a disposal of the Company’s investment in Sierra; therefore, unrealized gains were not transferred from Accumulated Other Comprehensive Income (“AOCI”) to the statement of operations.

During 2014, the Company recorded an impairment loss totalling $7.2 million (2013 - $20.6 million) in the statement of operations, as a result of a significant further decline in the fair value of its available-for-sale equity securities.
At December 31, 2014, the Company recorded a $1.1 million unrealized gain net of related deferred income taxes of $0.1 million (2013 - $1.1 million unrealized gain net of related deferred income taxes of $0.2 million) in the statement of other comprehensive income (“OCI”), as a result of an increase in the fair value of its investments.

Kronk Resources Inc. is a related party by virtue of having three directors who are also senior executives of the Company.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014 and 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

12	Mining interests

	2014	2013
	$	$
Property, plant and equipment (depletable)
Masbate Mine, Philippines (Notes 6 and 8)
Cost, net of impairment	420,644	723,155
Accumulated depreciation and depletion	(91,706)	(40,744)
	328,938	682,411
Libertad Mine (including Jabali), Nicaragua
Cost	296,102	259,518
Accumulated depreciation and depletion	(127,704)	(83,927)
	168,398	175,591
Limon Mine, Nicaragua
Cost	142,772	120,139
Accumulated depreciation and depletion	(62,865)	(44,970)
	79,907	75,169
Masbate undeveloped mineral interests, net of impairment (Notes 6 and 8)	85,078	176,460
Mine under construction
Otjikoto, Namibia	430,668	289,945

Exploration and evaluation properties (non-depletable)
Fekola, Mali (Note 7)	514,965	-
Kiaka, Burkina Faso (Note 9)	59,062	50,550
Mocoa, Colombia	28,652	28,200
Trebol & Pavon, Nicaragua	6,238	24,870
San Jose, Nicaragua	1,915	1,123
Calibre, Nicaragua	10,022	8,496
Other	8,151	861
	629,005	114,100
Corporate & other
Bellavista, Costa Rica	-	2,611
Office, furniture and equipment, net	813	990
	813	3,601
	1,722,807	1,517,277
Investments in joint ventures (accounted for using the equity method)
Gramalote, Colombia, net of impairment (Note 6)	66,725	148,967
Quebradona, Colombia	1,201	1,201
	67,926	150,168
	1,790,733	1,667,445

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014 and 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Masbate

At December 31, 2014, the Company reclassified $17.5 million from the Masbate undeveloped mineral interest to the Masbate Mine based on the conversion of undeveloped mineral interests to resource ounces during the year.

Also at December 31, 2014, the Company recorded an impairment of $362.1 million relating to Masbate property, plant and equipment and $73.9 million relating to Masbate undeveloped mineral interests (Note 6).

Otjikoto

During 2014, the Company capitalized interest costs on its borrowings attributable to funds spent on Otjikoto (subsequent to the issuance of the related loans) in the amount of $13.7 million (2013 - $2.5 million). This interest was calculated on an effective interest rate based on the Company’s aggregate borrowings which includes the convertible senior subordinated notes and the revolving corporate credit facility (Note 14).

During 2013, EVI Gold (Proprietary) Limited (“EVI”) exercised its right to acquire an additional 2% interest in the Otjikoto Project for a purchase price of $5 million. Additionally, EVI assigned to the Company its existing right to acquire an additional 5% interest in the Otjikoto gold project for consideration paid by the Company of $1 million. Accordingly, the Company and EVI hold a 90% and 10% interest, respectively, in the Otjikoto Project and EVI has no further right to increase its interest in the Otjikoto Project. For accounting purposes, as the issuance of common shares in the Company’s subsidiary, B2Gold Namibia, did not result in a loss of control, the dilution of the Company's aggregate interest in its subsidiary and corresponding increase in the non-controlling interest of $2.6 million was accounted for within Shareholders' Equity in accordance with the consideration received.

Fekola

The Company owned a 90% interest in the Fekola project following its acquisition of Papillon in September 2014 (Note 7). The property is located in Mali. The current exploration licence (the “Fekola Licence”) is 90% owned by the Company (indirectly through its subsidiary Songhoi Resources SARL). The remaining 10% of Songhoi was owned by a local Malian company. Subsequent to December 31, 2014, the Company purchased the remaining 10% non-controlling interest (Note 26).

Pursuant to applicable mining law, when the project advances to development and production stage, an exploitation company will be formed with Papillon contributing a 10% free carried interest to the Government of Mali. The Government of Mali also has the option to purchase an additional 10% of the exploitation company.

Kiaka

The Company owns a 90% interest in the Kiaka project following its acquisition of Volta in December 2013 (Note 9). The property is located in south central Burkina Faso. The current exploration licence (the “Kiaka Licence”) is 100% owned by the Company (indirectly through its subsidiary Kiaka Gold SARL), subject to a 10% carried interest held by a Cypriot company with local Burkinabe affiliates. This carried interest entitles GAMS, following the completion of a definitive feasibility study, to participate pro-rata in the development and construction of a mine. Pursuant to applicable mining law, when the project advances to development and production stage, an operating company will be formed with each of Kiaka Gold SARL and the Cypriot company contributing 9% and 1%, respectively, to the Burkinabe government’s 10% carried interest.

Calibre

On September 9, 2013, the Company and Calibre Mining Corp. (“Calibre”) entered into a joint operation agreement (the “JV Agreement”), which superseded the letter agreement between the parties dated April 24, 2013 (the “Letter Agreement”), to govern the joint operation between the parties with respect to the operations at the Primavera Gold-Copper Porphyry Project in northeast Nicaragua. Calibre currently has a 49% interest in the project, while the Company has a 51% interest and is the project operator. Under the terms of the JV Agreement, the Company was granted an option to earn an additional 19% interest in the project, for a total interest of 70%, by spending Cdn.$6 million in additional project expenditures on or prior to April 24, 2016. Upon entering into the JV Agreement, the original Option Agreement between the Company and Calibre (entered into in June 2009 and amended in July 2010 and October 2010) was terminated and superseded in its entirety by the JV Agreement.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014 and 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Bellavista – Asset held for sale

On June 21, 2013, the Company completed an option to purchase agreement with Alray Investments Inc. (the "Optionee"), a private company, pursuant to which the Company agreed to grant the Optionee an option to purchase a 100% interest in the Company's Bellavista project located in Miramar, Costa Rica. On December 23, 2014 the Optionee exercised the option. The sale was completed on January 15, 2015 when the Optionee acquired control and acquired 100% of the issued and outstanding shares of Central Sun Mining Enterprises Ltd. (“CSME”), which indirectly holds the 100% interest in the Bellavista project for consideration of $1 million in cash and a 2% net smelter returns royalty on the sale of minerals produced from the Bellavista project.

At December 31, 2014, the assets and liabilities relating to the Bellavista project have been separately disclosed on the balance sheet as “Assets classified as held for sale” and “Liabilities associated with assets held for sale.”

Trebol

In the fourth quarter of 2014, the Company made a decision not to continue exploring the Trebol and adjacent properties and gave up its right to the exploration concession. As a result, the carrying value of these properties was written off in the amount of $21.5 million.

Cebollati

In the third quarter of 2013, the Company made a decision not to continue exploring the Cebollati property. As a result, the carrying value of the Cebollati property was written off in the amount of $9.6 million.

Sale of the Brucejack royalty

On May 13, 2013, the Company completed the sale to Franco-Nevada Corporation of all of its right, title and interest in and to an existing 1.2% net smelter returns royalty, covering Pretium Resources Inc.’s Brucejack gold project in northwestern British Columbia for $45 million in cash. The sale was completed pursuant to the terms of a royalty purchase agreement between the Company and Franco-Nevada Corporation dated May 8, 2013.

13	Other assets

	2014	2013
	$	$

Loan receivable from non-controlling interest, including accrued interest	12,486	11,898
Debt service reserve account (Note 14)	3,628	1,149
Reclamation deposits	2,276	1,495
Low-grade stockpile	1,595	-
Fair value of derivative instruments	250	-
Other	1,358	1,528

	21,593	16,070

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014 and 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

14	Long-term debt

	2014	2013
	$	$
Convertible senior subordinated notes:
- Principal amount	258,750	258,750
- Fair value adjustment	(29,258)	(21,196)
	229,492	237,554
Revolving corporate credit facility:
- Principal amount	125,000	50,000
- Less: unamortized transaction costs	(3,382)	(3,399)
	121,618	46,601
Equipment loans/finance lease obligations:
- Otjikoto equipment loan facility (net of unamortized transaction costs)	23,719	9,168
- Libertad equipment loan	4,459	2,816
- Masbate finance lease obligations	-	17,273
	28,178	29,257
	379,288	313,412
Less: current portion	(10,456)	(12,965)
	368,832	300,447

Convertible senior subordinated notes

On August 23, 2013, the Company issued convertible senior subordinated notes (“the notes”) with an aggregate principal amount of $258.75 million. The notes bear interest at a rate of 3.25% per annum, payable semi-annually on April 1st and October 1st of each year commencing from April 1, 2014. The notes will mature on October 1, 2018. The notes are subordinated in right of payment to any existing and future senior indebtedness, including indebtedness under the senior secured credit facility. The notes will rank senior in right of payment to any future subordinated borrowings. The notes are effectively junior to any secured indebtedness and the notes are structurally subordinated to all indebtedness and other liabilities of the Company’s subsidiaries.

Holders of the notes may convert the notes at their option at any time from July 1, 2018 to the maturity date. The notes will be convertible, at the holder’s option, at a conversion rate of 254.2912 common shares for every $1,000 principal amount of notes (equal to an initial conversion price of approximately $3.93 per common share), subject to adjustments in certain events. In addition, the holder has the right to exercise the conversion option from January 1, 2014 to July 1, 2018, if (i) the market price of B2Gold common shares for at least 20 trading days during a period of 30 consecutive trading days is greater than or equal to 130% of the conversion price on each applicable trading day, (ii) during the 5 business day period after any consecutive 5 trading day period (the “measurement period”) in which the trading price per $1,000 principal amount of the notes for each trading day in the measurement period was less than 98% of the product of the last reported sales price of B2Gold common shares and the conversion rate on each such trading day, (iii) the notes are called for redemption or (iv) upon occurrence of certain corporate events. The Company may upon conversion by the holder, elect to settle in either cash, common shares, or a combination of cash and common shares, subject to certain circumstances.

The Company may not redeem the notes prior to October 6, 2016, except in the event of certain changes in Canadian tax law. On or after October 6, 2016, the Company may redeem for cash, subject to certain conditions, any or all of the notes, at its option, if the last reported sales price of the Company’s common shares for at least 20 trading days during any 30 consecutive trading day period ending within 5 trading days immediately preceding the date on which the Company provides notice of redemption exceeds 130% of the applicable conversion price on each applicable trading day. The Company may also redeem the notes, if tax laws related to Canadian withholding tax change subject to certain further conditions.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014 and 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

For accounting purposes, the Company has designated the notes at fair value through profit or loss (“FVTPL”). The equity conversion option was not separately classified as equity, since the Company has the ability to settle the option at fair value in cash, common shares or a combination of cash and common shares in certain circumstances. The Company does not separately account for the fair value of the equity conversion option as a derivative, as it has classified the entire notes as a liability accounted for at FVTPL. The notes were initially recognized at fair value on the balance sheet with all subsequent changes in fair value being recorded immediately in the statement of operations. Transaction costs directly attributable to the issuance of the notes were immediately expensed in the statement of operations in the amount of $9.7 million in 2013.

The notes are measured at fair value on each financial reporting period-end date. The fair value of the notes is determined from the quoted price of the notes that are traded in an over-the-counter broker market. The fair value measurement is categorized in Level 2 of the fair value hierarchy for disclosure of the method used to estimate fair value under IFRS 13 “Fair Value Measurement” (as the Company is valuing the notes using the quoted price of the notes traded by other parties as assets in the over-the-counter broker market). Interest expense related to the notes is disclosed as part of the overall change in fair value of the notes in the statement of operations.

The gain on fair value of convertible notes recorded in the statement operations for the year ended December 31, 2014 was $9.8 million (2013 - $22.8 million). The change in fair value of the notes recognized in the statement of operations is stated after reducing it by $11.0 million (2013 - $1.6 million) of interest expense which was attributable to eligible expenditures on the Otjikoto property and capitalized to the carrying amount of the property.

Interest payments for the year ended December 31, 2014 were $9.3 million (2013 – nil).

Revolving corporate credit facility

The senior secured revolving corporate credit facility (“Senior Credit Facility”) is comprised of four tranches of $50 million each for a total of $200 million. The term of the Senior Credit Facility will be for a period of four years with a final repayment date of March 28, 2017 and the facility has an interest rate of LIBOR plus a margin of 3.5% . The commitment fee on undrawn amounts under the Senior Credit Facility is 1.0% per annum calculated daily, provided that, if the conditions precedent to the first drawdown under tranche 2 or tranche 3 have been satisfied, and less than $50 million is drawn under the Senior Credit Facility, the applicable rate for calculation of the commitment fees on all undrawn amounts shall be increased to 1.25% per annum.

The Senior Credit Facility is a revolving facility and is being used to fund construction and development costs related to the Otjikoto Project in Namibia and for general corporate purposes. The Company has provided security on the Senior Credit Facility in the form of a general security agreement from the Company granting a security interest over the Company’s assets, pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries and guarantees from certain of the Company’s subsidiaries guaranteeing the obligations of the Company relating to the Senior Credit Facility and in certain cases, security from the guarantors, all in favour of the Lenders. In connection with the Senior Credit Facility, the Company must also maintain certain liquidity and ratios for current assets and liabilities, leverage, interest coverage and net worth. As at December 31, 2014, the Company was in compliance with these debt covenants.

Transaction costs in 2014 and 2013 relating to the Senior Credit Facility totalled $5.4 million and are being recognized over the term of the facility using the effective interest rate method. The principal amount owing under the Senior Credit Facility has been presented on the Consolidated Balance Sheet net of the unamortized balance of transaction costs.

During the year ended December 31, 2014, the Company drew down an additional $75 million under the Senior Credit Facility. As at December 31, 2014 the Company had drawn down a total of $125 million under the Senior Credit Facility, leaving an undrawn balance of $75 million.

For the year ended December 31, 2014, the interest and financing expense relating to the revolving corporate credit facility recognized in the statement of operations was reduced by $2.7 million (2013 - $0.9 million), which was attributable to eligible expenditures on the Otjikoto property and capitalized to the carrying amount of the property.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014 and 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Masbate finance lease obligations

CGA, through several of its subsidiaries, entered into a finance lease for certain mobile equipment at the Masbate operations. During the first quarter of 2014, the Company notified Leighton Holdings Limited that it was exercising its option to terminate the mining services agreement effective December 31, 2014 and would purchase the leased assets under the agreement. On June 30, 2014, the Company terminated the finance lease and took ownership of certain of the leased assets.

Otjikoto equipment loan facility

On December 4, 2013, a subsidiary of the Company, B2Gold Namibia Minerals (Proprietary) Limited (the "Borrower") entered into a $40.9 million term loan facility with Caterpillar Financial SARL, as arranger, and Caterpillar Financial Services Corporation, as original lender, to finance or refinance equipment at the Company's Otjikoto project. Loans may be advanced under the facility until June, 30 2015, and each loan is repayable in 20 equal quarterly instalments. The final repayment date shall be the earlier of the date when the last loan advanced under the facility falls due and June 30, 2020. The facility has an interest rate of LIBOR plus a margin of 3.85% on loans advanced under the facility and a commitment fee of 1.2% per annum on the undrawn balance of the facility, each payable quarterly.

During the year ended December 31, 2014, the Borrower drew an additional $20.3 million under the facility (2013 - $10.2 million). At December 31, 2014, the Borrower had $10.4 million available to draw, based on current exchange rates. Transaction costs relating to the facility totalled approximately $1.6 million (2013 - $1 million) and are being recognized over the term of the facility using the effective interest rate method. The principal amount owing under the facility has been presented on the consolidated Balance Sheet net of the unamortized balance of transaction costs.

The Borrower is required to maintain a deposit in a debt service reserve account ("DSRA") equal at all times to the total of the principal, interest and other payments that become payable over the next six month period. At December 31, 2014, the balance in the DSRA was $3.6 million (2013 - $1.1 million) (Note 13).

The indebtedness of the Borrower under the facility is secured by a Namibian law general notarial bond granting security over all of the movable assets of the Borrower, a Bermudan law debt service reserve account security agreement granting security over the DSRA, a Namibian law cession in securitatem agreement granting security over all of the Borrower's rights under any existing or future warranty in connection with the purchase of equipment, and by guarantees of the Company and B2Gold Namibia (Proprietary) Limited.

Libertad equipment loan

During the year ended December 31, 2014, a subsidiary of the Company purchased mobile heavy equipment valued at $3.0 million (2013 - $4.2 million) for its Libertad operation. The Company paid 15% of the value of the equipment in cash and entered into two credit contracts with Caterpillar Crédito S.A de C.V for the remaining 85%. The contracts have a sixty month term, with quarterly payments of principal and interest at a variable rate of LIBOR plus 4.1% . The Company has provided security on the loan in the form of the related equipment.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014 and 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The following table summarizes the Company’s scheduled debt repayments on its outstanding debt as at December 31, 2014:

		2015	2016	2017	2018	2019	Total
		$	$	$	$	$	$

Convertible senior subordinated notes:
-	Principal	-	-	-	258,750	-	258,750
-	Interest	8,409	8,409	8,409	8,409	-	33,636

Revolving corporate credit facility:
-	Principal	-	-	125,000	-	-	125,000
-	Interest & commitment fees (estimated)	4,945	4,945	1,236	-	-	11,126

Otjikoto equipment loan facility:
-	Principal	6,089	6,089	6,089	6,044	640	24,951
-	Interest (estimated)	928	679	430	182	9	2,228

Libertad equipment loan:
-	Principal	1,132	1,180	1,231	720	196	4,459
-	Interest (estimated)	173	124	72	24	2	395

		21,676	21,426	142,467	274,129	847	460,545

15	Mine restoration provisions

The Company’s mine restoration provisions consist primarily of costs associated with mine reclamation and closure activities. These activities, which tend to be site specific, generally include costs for earthworks, including detoxification and recontouring, revegetation, water treatment and demolition. In calculating the present value of the Company’s mine restoration provisions as at December 31, 2014, management used a risk-free rate applicable to each geographic location ranging from 0.46% to 8.75% and an inflation rate ranging from 0.95% to 5.75%. The undiscounted cash flows, before inflation adjustments, estimated to settle the mine restoration provisions was approximately $62 million at December 31, 2014. Due to the nature of mine closure plans, cash expenditures are expected to occur over a significant period of time with the majority of the expenditures expected to occur in the years from 2020 to 2042.

The following table shows the movement in the provision for mine restoration provisions:

	2014	2013
	$	$

Balance, beginning of year	46,800	31,876
Acquired during the year (Note 8)	-	16,504
Reclamation spending	(1,721)	(1,073)
Accretion expense	1,193	2,606
Change in obligation	11,102	(3,113)
Transfer to liabilities associated with assets held for sale	(3,886)	-
Foreign currency translation adjustment	(469)	-

Balance, end of year	53,019	46,800
Less: current portion	(1,062)	(1,351)

	51,957	45,449

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014 and 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

16	Capital stock

The Company’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares. At December 31, 2014, the Company had 917,652,046 common shares outstanding, including 2,705,000 common shares being held in trust under the Company’s Incentive Plan (described below). No preferred shares were outstanding.

On October 3, 2014, the Company issued approximately 237.4 million common shares in exchange for all of the issued and outstanding shares of Papillon (Note 7).

On December 20, 2013, the Company issued approximately 23.3 million common shares in exchange for all of the issued and outstanding shares of Volta (Note 9).

On June 14, 2013, pursuant to an Investment Agreement with EVI, the Company issued approximately 2.5 million common shares to EVI for total consideration of $7.6 million (Note 12).

On January 31, 2013, B2Gold issued approximately 252 million common shares in exchange for all of the issued and outstanding shares of CGA (Note 8).

During 2014, the Company received $2.8 million (2013 - $2.4 million) pursuant to the exercise of 2.9 million (2013 – 1.6 million) stock options.

Stock options

During 2014, approximately 6.2 million stock options were granted to employees and directors with exercise prices ranging from Cdn.$2.00 to Cdn.$3.15 per share. These stock options have a term of five years and vest over a period of up to three years. The estimated fair value of these options totalling $6.2 million is being recognized over the vesting period. The fair value was calculated using the Black-Scholes option pricing model based on a risk-free annual interest rate of up to 1.2%, an expected life of up to 3 years, an expected volatility ranging from 56% to 60%, and a dividend yield rate of nil.

During 2013, approximately 17.7 million stock options were granted to employees and directors with exercise prices ranging from Cdn.$2.32 to Cdn.$3.80 per share. These stock options have a term of five years and vest over a period of up to three years. The estimated fair value of these options totalling $19.9 million is being recognized over the vesting period. The fair value was calculated using the Black-Scholes option pricing model based on a risk-free annual interest rate of up to 1.21%, an expected life of up to 3.5 years, an expected volatility ranging from 54% to 58%, and a dividend yield rate of nil.

Option pricing models require the input of highly subjective assumptions regarding the expected volatility. Changes in assumptions can materially affect the fair value estimate.

For the year ended December 31, 2014, share-based payments expense, relating to the vesting of stock options, was $7.2 million (2013 - $9.1 million), net of $3.2 million (2013 - $3.7 million) capitalized to mining interests.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014 and 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

A summary of changes to stock options outstanding:

	Number of	Weighted-
	outstanding	average
	options	exercise price
	(‘000’s)	(in Cdn.$)

Outstanding at December 31, 2012	22,534	2.58
Options issued on Volta acquisition (Note 9)	2,079	6.88
Granted	17,685	2.99
Exercised	(1,600)	1.50
Forfeited or expired	(638)	3.23

Outstanding at December 31, 2013	40,060	3.02
Granted	6,226	2.84
Exercised	(2,926)	1.05
Cancelled or forfeited	(1,564)	2.96

Outstanding at December 31, 2014	41,796	3.13

During 2014, 2.9 million (2013 – 1.6 million) stock options were exercised. The weighted average share price at the time of exercise was Cdn.$3.04 (2013 – Cdn.$3.16) .

Stock options outstanding and exercisable as at December 31, 2014 are as follows:

Range of	Number of		Weighted-	Number of	Weighted-
exercise	outstanding	Weighted-	average	exercisable	average
prices	options	average years	exercise price	options	exercise price
(in Cdn.$)	(‘000’s)	to expiry	(in Cdn.$)	(‘000’s)	(in Cdn.$)

0.84 – 0.99	458	3.62	0.84	458	0.84
1.00 – 1.99	745	0.40	1.49	745	1.49
2.00 – 2.99	9,092	2.44	2.43	5,185	2.43
3.00 – 3.99	29,941	2.88	3.11	16,567	3.13
4.00 – 4.99	530	2.35	4.75	530	4.75
9.20 – 13.67	1,030	1.00	11.24	1,030	11.24

	41,796	2.69	3.13	24,515	3.26

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014 and 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Restricted share unit plan

On May 6, 2011, the Company’s Board of Directors approved a Restricted Share Unit Plan (the “RSU Plan”) whereby restricted share units (“RSU”) may be granted to directors, executive officers and employees of the Company. Adoption of the RSU Plan was part of the Company’s continuing effort to build upon and enhance long term shareholder value. The RSU Plan reflects the Company’s commitment to a long term incentive compensation structure that aligns the interests of its directors, executive officers and employees with the interests of its shareholders. Once vested, each RSU is redeemable for one common share entitling the holder to receive the common share for no additional consideration.

During the year ended December 31, 2014, the Company granted approximately 2.2 million RSU to executive officers and employees of the Company. One-third of the RSU vested immediately on the day of grant, another one-third will vest one year from the grant date with the remainder vesting two years from the grant date. The total estimated fair value of the RSU granted was approximately $6.4 million based on the market value of the Company’s shares at the grant date. The fair value of each RSU is recorded as a share-based payments expense (and either charged to operations or capitalized to mining interests) over the vesting period.

For the year ended December 31, 2014, share-based payments expense, relating to the vesting of RSU, was $6.7 million (2013 - $9.2 million), net of $0.3 million (2013 - $1.4 million) capitalized to mining interests.

Summary of changes to RSU outstanding:

Number of
outstanding
RSU
(‘000’s)

Outstanding at December 31, 2012	1,603
Granted	3,348
Vested and converted to common shares	(1,993)

Outstanding at December 31, 2013	2,958
Granted	2,222
Vested and converted to common shares	(2,615)

Outstanding at December 31, 2014	2,565

Incentive plan

On June 29, 2007, the Company established the B2Gold Incentive Plan (the “Incentive Plan”) for the benefit of directors, officers, employees and service providers of the Company and issued to the trustees of the Incentive Plan options to acquire 4.955 million common shares. On October 12, 2007, following the exercise of these options, an aggregate of 4.955 million common shares were issued to and paid for by the trustees of the Incentive Plan. These shares were held in trust by the trustees pursuant to the terms of the Incentive Plan. The Company is required under IFRS to consolidate the trust. The Company recognizes a share-based compensation expense with respect to these incentive shares, when these shares are granted to the ultimate beneficiaries by the trust.

On April 30, 2014, 0.75 million common shares were awarded from the trust under the Incentive Plan. In connection with the award, the Company recorded a share-based payments expense of $2.1 million (2013 – nil) (the market value of the shares on the date of the award) in the year ended December 31, 2014.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014 and 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Earnings (loss) per share

The following is the calculation of diluted net income (loss) for the year:

	2014	2013
	$	$
Net (loss) income for the year attributable to shareholders of the Company	(665,273)	67,303
Gain on fair value of convertible notes (Note 14)	-	(22,815)
Diluted net (loss) income for the year	(665,273)	44,488

The following is the calculation of diluted weighted average number of shares outstanding for the year:

		2014	2013

Basic weighted average number of shares outstanding (in thousands)		741,097	636,130

Effect of dilutive securities:
-	Stock options	-	3,205
-	Restricted share units	-	1,015
-	Convertible notes	-	23,435

Diluted weighted average number of shares outstanding (in thousands)		741,097	663,785

The following is the basic and diluted earnings (loss) per share:

		2014	2013
		$	$

Earnings (loss) per share (attributable to shareholders of the Company):
-	Basic	(0.90)	0.11
-	Diluted	(0.90)	0.07

17	Gold commitments and deferred revenue

Under the terms of the Senior Credit Facility (Note 14), the Company is required to maintain gold contracts, within certain parameters, over the term of the facility in order to manage the risk of volatility in the Company’s future operating income and reduce risk in respect of debt service obligations. As a result, the Company entered into a series of rand denominated gold forward contracts in the second quarter of 2013 for 117,984 ounces of gold with settlements scheduled between January 30, 2015 and December 31, 2018 at an average price of 14,912 rand per ounce. During 2014, the Company entered into rand denominated gold forward contracts for a further 74,430 ounces at an average price of 16,359 rand per ounce with settlement dates scheduled between July 31, 2015 and December 31, 2018, These contracts are excluded from the scope of IAS 39 and are accounted for as executory contracts because they were entered into and continue to be held for the purpose of delivery in accordance with the Company’s expected production schedule. No fair value gains and losses on these commodity contracts have been recorded in the financial statement. The effect of these contracts will be to provide a fixed price in rand for a portion of gold sales.

At December 31, 2014, the following gold forward contracts with respect to the Otjikoto Project were outstanding (by maturity dates).

	2015	2016	2017	2018	Total

Gold forward contracts:
- Ounces	35,496	52,986	55,716	48,216	192,414
- Average price per ounce (rand)	14,874	15,500	15,587	15,727	15,458

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014 and 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

As a result of the acquisition of CGA, the Company assumed gold forward contracts relating to the Masbate project for 50,225 ounces of gold with settlements scheduled between January 31, 2013 and December 31, 2013 at an average price of $913 per ounce. The fair value of these contracts was estimated to be negative $37.4 million on January 16, 2013. The fair value was calculated using spot and forward prices and volatilities. At December 31, 2013, all of the gold forward contracts relating to the CGA acquisition had been delivered into during the year and the related fair value of negative $37.4 million on acquisition was fully amortized to gold revenue in 2013.

18	Derivative financial instruments

Foreign currency contracts

In previous years, the Company entered into foreign currency contracts to manage its foreign currency exposure of forecast expenditures denominated in Namibian dollars relating to the development of its Otjikoto project. During the year ended December 31, 2014, all of the Company’s forward currency contracts settled. The Company recognized a realized derivative loss of $1.9 million on these contracts in 2014 (2013 - $4.8 million) and an unrealized gain of $2.6 million (2013 – unrealized loss of $2.6 million).

Gold zero-cost collar contracts

In the second and third quarters of 2013, as a result of the requirements under the Senior Credit Facility, the Company also entered into a series of “zero-cost put/ call” collar contracts for gold with settlements scheduled between January 30, 2015 and December 31, 2018 with an average floor price of $1,000 per ounce and an average ceiling price of $1,721 per ounce. These derivative instruments were not designated as hedges by the Company and recorded at their fair value at the end of each reporting period with changes in fair value recorded in the statement of operations. Adjustments to the market value are included in the statement of operations.

For the year ended December 31, 2014, the Company recorded an unrealized derivative gain of $0.5 million (2013 – unrealized derivative loss of $0.2 million) in the statement of operations on these contracts.

The following is a summary, by maturity dates, of the Company’s gold collar contracts outstanding as at December 31, 2014:

		2015	2016	2017	2018	Total

Gold zero-cost collars:
-	Floor amount (ounces)	10,200	10,200	10,200	1,400	32,000
-	Average floor price	$1,000	$1,000	$1,000	$1,000	$1,000

-	Ceiling amount (ounces)	18,300	18,300	18,300	2,100	57,000
-	Average ceiling price	$1,721	$1,721	$1,721	$1,700	$1,721

Forward contracts – fuel oil, gas oil, diesel

In the fourth quarter of 2014 the Company entered into a series of forward contracts for the purchase of fuel oil, gas oil and diesel with settlements scheduled between January 2015 and January 2017. These derivative instruments were not designated as hedges by the Company and are being recorded at their fair value at the end of each reporting period with changes in fair value recorded in the statement of operations. Adjustments to the market value are included in the statement of operations.

For the year ended December 31, 2014, the Company recorded an unrealized derivative loss of $3.1 million (2013 – nil) in the statement of operations on these contracts.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014 and 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The following is a summary, by maturity dates, of the Company’s forward contracts outstanding as at December 31, 2014:

		2015	2016	2017	Total

Forward – fuel oil:
-	Litres (thousands)	18,370	10,906	840	30,116
-	Average strike price	$0.40	$0.38	$0.38	$0.39

Forward – gas oil:
-	Litres (thousands)	10,010	2,935	184	13,129
-	Average strike price	$0.54	$0.53	$0.53	$0.54

Forward – diesel:
-	Litres (thousand)	7,855	4,403	335	12,593
-	Average strike price	$0.50	$0.53	$0.53	$0.51

19	Financial instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, accounts receivable, loan receivable from non-controlling interest, long-term investments, accounts payable and accrued liabilities, fuel derivative contracts, gold derivative contracts, and debt.

Fair values

The Company’s financial assets and liabilities are classified based on the lowest level of input significant to the fair value measurement based on the fair value hierarchy:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data.

As at December 31, 2014, the Company’s financial assets and liabilities that are measured and recognized at fair value on a recurring basis are categorized as follows:

	As at December 31, 2014		As at December 31, 2013

	Level 1	Level 2	Level 1	Level 2
	$	$	$	$

Long-term investments (Note 11)	18,408	-	20,769	-
Convertible senior subordinated notes (Note 14)	-	(229,492)	-	(237,554)
Fuel derivative contracts (Note 18)	-	(3,100)	-	-
Gold derivative contracts (Note 18)	-	348	-	(205)
South African rand foreign exchange derivative contracts (Note 18)	-	-	-	(2,563)

The fair value of the Company’s long-term investments was determined using market quotes from an active market for each investment.

The fair value of the convertible senior subordinated notes was determined using a broker’s price quote from an active market.

The fair value of the fuel derivative contracts, gold derivative contracts and South African rand foreign exchange derivative contracts was determined using prevailing market rates for instruments with similar characteristics.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014 and 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Capital risk management

The Company’s objectives when managing its capital is to ensure it will be able to continue as a going concern while maximizing the return to shareholders. The selling price of gold, minimizing production costs and a successful exploration environment are key factors in helping the Company reach its capital risk management objectives. The capital structure of the Company includes shareholders’ equity and debt.

Credit risk

As at December 31, 2014, the Company’s maximum exposure to credit risk was the book value of cash and cash equivalents, accounts receivable, value added and other taxes receivable, the loan receivable from its non-controlling interest partner and counter-party risk for its gold collars. The Company limits its credit exposure on cash and cash equivalents by holding its deposits mainly with high credit quality financial institutions as determined by credit agencies.

Liquidity risk

The Company manages its liquidity risk through its budgeting and forecasting process. Budgets are prepared annually and forecasts are prepared and reviewed on a regular basis, to help determine the funding requirements to support the Company’s current operations and expansion and development plans and by managing its capital structure as described above.

As at December 31, 2014, the Company had cash and cash equivalents of $132.6 million. Cash provided by operating activities totalled $113.7 million for the year ended December 31, 2014. As at December 31, 2014, the Company had available a $200 million Senior Credit Facility of which $125 million had been utilized.

As at December 31, 2014, the Company had an unused balance of $10.4 million under the Otjikoto equipment loan facility.

As at December 31, 2014, the Company’s significant commitments are disclosed in the table below. In addition, significant commitments are disclosed in Note 14 for debt repayments, Note 25 for purchase commitments and Note 26 for future payments relating to the purchase of the Fekola non-controlling interest.

		2015	2016	2017	2018	2019	Total
		$	$	$	$	$	$

Accounts payable and accrued liabilities		53,055	-	-	-	-	53,055
Derivative liabilities		2,406	694	-	-	-	3,100
Convertible senior subordinated notes:
-	Principal	-	-	-	258,750	-	258,750
-	Interest	8,409	8,409	8,409	8,409	-	33,636
Revolving corporate credit facility:
-	Principal	-	-	125,000	-	-	125,000
-	Interest & commitment fees (estimated)	4,945	4,945	1,236	-	-	11,126
Otjikoto equipment loan facility:
-	Principal	6,089	6,089	6,089	6,044	640	24,951
-	Interest (estimated)	928	679	430	182	9	2,228
Libertad equipment loan:
-	Principal	1,132	1,180	1,231	720	196	4,459
-	Interest (estimated)	173	124	72	24	2	395
Capital expenditure commitments		13,100	1,100	-	-	-	14,200
Mine restoration provision		1,069	1,027	-	-	-	2,096
Employee future benefits		1,130	66	67	96	176	1,535

		92,436	24,313	142,534	274,225	1,023	534,531

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014 and 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Market risk

Market risk includes currency and price risk.

The Company’s operations in foreign countries are subject to currency fluctuations and such fluctuations may materially affect the Company’s financial position and results. The Company reports its financial results in United States dollars and incurs expenses in United States dollars, Canadian dollars, Nicaraguan córdobas, Colombian pesos, Namibian dollars, Philippine pesos and CFA francs. As the exchange rates between the Canadian dollar, Colombian peso, Namibian dollar, Philippine pesos and CFA francs fluctuate against the United States dollar, the Company will experience foreign exchange gains and losses. The exchange rate between the córdoba and the United States dollar varies according to a pattern set by the Nicaraguan Central Bank. The córdoba has been annually devalued versus the United States dollar by means of a crawling peg mechanism which currently stands at approximately 5%. All of the Company’s gold production activities are currently conducted in Nicaragua and the Philippines.

The Company also holds cash and cash equivalents that are denominated in non-United States dollar currencies which are subject to currency risk. As at December 31, 2014, $98.3 million of the Company’s $132.6 million in cash and cash equivalents was held in United States dollars.

20	Income and other taxes

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings from operations before taxes. These differences result from the following items:

	2014	2013
	$	$

Consolidated income before income taxes	(751,450)	87,105
Canadian federal and provincial income tax rates	26.00%	25.75%

Income tax expense at statutory rates	(195,377)	22,430

Increase (decrease) attributable to:

Effects of different foreign statutory tax rates and tax holidays	(28,339)	(14,591)
Non-deductible expenditures	11,790	6,823
Tax benefit of losses not previously recorded	-	(6,132)
Losses for which no tax benefit has been recorded	19,187	6,011
Impairment of goodwill	52,538	-
Impairment of investment in joint venture	25,045	-
Withholding tax and minimum tax	1,909	2,189
Change due to foreign exchange	(1,339)	1,634
Accruals for tax audits	6,000	-
Changes in estimates of deferred tax assets	10,769	-
Deferred tax liability in respect of future distributions of foreign subsidiary earnings	8,437	-
Non-deductible portion of losses	4,060	1,468
Amounts under/(over) provided for in prior years	255	(30)

Income tax (recovery) expense	(85,065)	19,802

Current income tax, withholding and other taxes	24,251	22,899
Deferred income tax recovery	(109,316)	(3,097)

Income tax (recovery) expense	(85,065)	19,802

The combined federal and provincial income tax rates increased in 2014 due to legislated increases in income tax rates.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014 and 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Total income tax (recovery) expense attributable to geographical jurisdiction is as follows:

	2014	2013
	$	$

Nicaragua	18,310	20,721
Philippines	(105,075)	(424)
Canada	(322)	1,972
Australia	239	(2,467)
Other	1,783	-

	(85,065)	19,802

The composition of the Company’s net deferred income tax liabilities and deferred tax expense is as follows:

	Deferred tax (liabilities)/		Deferred income
	assets		tax (recovery)/expense
	As at	As at
	December 31,	December 31,
	2014	2013	2014	2013
	$	$	$	$

Operating loss carry-forwards	68,336	6,240	(62,096)	(6,240)
Current assets and liabilities	117	11,667	11,549	(1,956)
Investments	-	-	-	(2,228)
Mining interests	(145,123)	(214,205)	(69,083)	1,704
Long term debt	(1,882)	(5,511)	(3,629)	5,511
Mine restoration provisions	13,498	13,247	(251)	130
Other	(4,088)	1,751	5,841	(1,753)
Future withholding tax	(8,437)	-	8,437	-
Deferred tax charged to equity	-	-	(84)	1,735

	(77,579)	(186,811)	(109,316)	(3,097)

The Company has the following unrecognized deferred tax assets:

	2014	2013
	$	$

Operating loss carry-forwards	26,348	12,144
Current assets	11,458	-
Debt and share issue costs	352	2,790
Mine restoration provisions	1,166	1,155
Mining interests and other	3,919	1,442

	43,243	17,531

The Company has not recognized the potential deferred tax assets of $43.2 million (2013 - $17.5 million) as it is not probable that future taxable profits will be available against which the Company can utilize the potential deferred tax assets.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014 and 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The change for the year in the Company’s net deferred tax position was as follows:

	2014	2013
	$	$

Balance, beginning of year	186,811	34,148

Deferred income tax recovery	(109,316)	(3,097)
Recorded on CGA acquisition	-	157,494
Amount charged to OCI	84	238
Amount charge to equity	-	(1,972)

	(109,232)	152,663

Balance, end of year	77,579	186,811

At December 31, 2014, the Company had tax losses which are not recognized as deferred tax assets. The Company recognizes the tax benefit of the tax losses only to the extent of anticipated future taxable income that can be reduced by tax losses. The gross amount of the tax losses for which a tax benefit has not been recorded expire as follows:

Year of	Canada	Costa Rica	Colombia	Nicaragua	Burkina Faso	Uruguay	Total
expiry	$	$	$	$	$	$	$

2015	-	1	-	-	-	28	29
2016	-	58	-	-	-	143	201
2017	-	6	-	-	5,010	69	5,085
2018	-	2	-	-	5,902	94	5,998
2019	-	2,397	-	-	-	134	2,531
2027	125	-	-	-	-	-	125
2028	568	-	-	-	-	-	568
2029	3,830	-	-	-	-	-	3,830
2030	10,602	-	-	-	-	-	10,602
2031	7,809	-	-	-	-	-	7,809
2032	13,200	-	-	-	-	-	13,200
2033	5,526	-	-	-	-	-	5,526
2034	33,640	-	-	-	-	-	33,640
No expiry	-	-	4,472	15,522	-	-	19,994

Total	75,300	2,464	4,472	15,522	10,912	468	109,138

At December 31, 2014 the Company had capital losses in Canada of $15.9 million which have no expiry date and can be applied against future capital gains.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014 and 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

21	Supplementary cash flow information

Supplementary disclosure of cash flow information is provided in the table below:

Non-cash (credits) charges:

	2014	2013
	$	$

Impairment of goodwill and long-lived assets (Note 6)	734,378	-
Depreciation and depletion	112,556	85,855
Write-down of mineral property interests (Note12)	21,465	9,564
Share-based payments (Note 16)	16,105	18,328
Non-recoverable input taxes	16,264	3,132
Gain loss on fair value of convertible notes (Note 14)	(9,797)	(22,815)
Write-down of long-term investments (Note11)	7,194	20,552
Accretion of mine restoration provisions (Note15)	1,193	2,606
Deferred income tax recovery	(109,316)	(3,097)
Unrealized loss on derivative instruments (Note18)	50	2,660
Gain on sale of Brucejack royalty (Note 12)	-	(44,496)
Amortization of deferred revenue (Note 8)	-	(37,404)
Inventory fair value adjustments on CGA acquisition (Note 8)	-	32,869
Convertible notes transaction costs (Note14)	-	9,683
CGA transaction costs	-	5,925
Other	735	4,120

	790,827	87,482

Changes in non-cash working capital:

	2014	2013
	$	$

Accounts receivable and prepaids	10,090	1,406
Value-added and other tax receivables	3,790	(1,086)
Inventories	(7,495)	11,483
Accounts payable and accrued liabilities	(3,564)	(7,808)
Income and other taxes payables	952	(511)

	3,773	3,484

Other exploration and development:

	2014	2013
	$	$

Kiaka Project, exploration	(7,906)	-
Fekola Project, exploration/feasibility	(6,887)	-
Otjikoto, exploration/feasibility	(6,274)	(6,318)
Libertad Mine, exploration	(4,654)	(4,656)
Limon Mine, exploration	(4,163)	(4,072)
Masbate Mine, exploration	(4,082)	(8,422)
Primavera, exploration	(1,480)	(1,330)
Mocoa, exploration	(432)	(596)
Other	(4,792)	(2,828)

	(40,670)	(28,222)

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014 and 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Non-cash investing and financing activities:

	2014	2013
	$	$

Common shares issued for Papillon acquisition (Note 7)	484,277	-
Common shares issued for CGA acquisition (Note 8)	-	984,870
Common shares issued for Volta acquisition (Note 9)	-	46,423
Common shares issued to EVI (Note 12)	-	7,600
Share-based compensation, capitalized to resource property interests	3,490	5,106
Equipment purchased under finance lease	2,115	-
Equipment purchased under equipment loan	2,512	3,271
Interest expense, capitalized to mining interests	13,684	2,475
Fair value assigned to Volta stock options assumed (Note 9)	-	949
Change in accounts payable and accrued liabilities relating to resource property
expenditures	(11,671)	25,124

22	Compensation of key management

Key management includes the Company’s directors, members of the Executive Committee and members of Senior Management. Compensation to key management included:

	2014	2013
	$	$

Salaries and short-term employee benefits	8,274	6,667
Share-based payments	8,922	7,565

	17,196	14,232

23	Production costs by nature

	2014	2013
	$	$

Raw materials and consumables	117,803	111,685
Contractors	110,306	87,505
Salaries and employee benefits	28,490	31,327
Electricity	19,472	17,162
Other	11,210	18,012
Change in inventories	(4,285)	12,435
Capitalized to mining interests	(19,257)	(16,230)

	263,739	261,896

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014 and 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

24	Segmented information

The Company’s reportable operating segments include its mining operations and development projects, namely the Limon, Libertad and Masbate mines, and the Otjikoto, Fekola, Gramalote and Kiaka projects. The “Other Mineral Properties” segment consists of the Company’s interests in mineral properties which are at various stages of exploration. The “Corporate and Other” segment includes corporate operations and the Bellavista property in Costa Rica which is presently classified as held for sale.

The Company’s segments are summarized in the following tables.

	2014

								Other
	Limon	Libertad	Masbate	Otjikoto	Gramalote	Kiaka	Fekola	Mineral	Corporate
	Mine	Mine	Mine	Project	Project	Project	Project	Properties	& Other	Total
	$	$	$	$	$	$	$	$	$	$

Gold revenue	63,024	189,647	233,953	-	-	-	-	-	-	486,624

Production costs	40,964	85,158	137,617	-	-	-	-	-	-	263,739

Depreciation & depletion	18,230	43,218	51,108	-	-	-	-	-	257	112,813

Impairment of goodwill and other long-lived assets	-	-	638,052	-	96,326	-	-	-	-	734,378

Write-off mineral property interest	-	-	-	-	-	-	-	21,465	-	21,465

Current income tax, withholding and other taxes	656	19,045	4,481	-	-	69	-	-	-	24,251

Net (loss) income	(893)	22,487	(529,545)	(1,109)	(94,082)	(1,094)	(581)	(22,045)	(39,523)	(666,385)

Capital expenditures	19,702	33,017	43,970	179,454	14,015	7,906	6,887	6,704	80	311,735

Total assets	106,149	222,092	508,363	473,220	66,724	59,188	515,142	56,765	110,955	2,118,598

	2013
								Other
	Limon	Libertad	Masbate	Otjikoto	Gramalote	Kiaka	Fekola	Mineral	Corporate
	Mine	Mine	Mine	Project	Project	Project	Project	Properties	& Other	Total
	$	$	$	$	$	$	$	$	$	$
Gold revenue	80,151	190,021	274,100	-	-	-	-	-	-	544,272
Production costs	37,758	79,086	145,052	-	-	-	-	-	-	261,896
Depreciation & depletion	17,031	32,067	36,757	-	-	-	-	-	170	86,025
Current income tax, withholding and other taxes	4,224	17,572	1,103	-	-	-	-	-	-	22,899
Net (loss) income	12,177	45,057	23,381	-	-	-	-	(10,177)	(3,135)	67,303
Capital expenditures	21,064	36,676	39,766	173,658	47,979	-	-	4,755	525	324,423
Total assets	103,974	258,656	1,176,547	336,170	148,967	50,636	-	65,682	169,094	2,309,726

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014 and 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The Company’s mining interests are located in the following geographical locations:

	2014	2013
	$	$

Mining interests
Philippines	414,016	858,871
Mali	521,033	-
Namibia	430,668	289,945
Nicaragua	268,115	286,110
Colombia	96,577	178,368
Burkina Faso	59,511	50,550
Costa Rica	-	2,611
Canada	813	990

	1,790,733	1,667,445

25	Commitments

As at December 31, 2014, the Company had the following significant commitments (in addition to those disclosed elsewhere in these financial statements):

•	Payments of $2.5 million for Otjikoto project mobile equipment to be incurred in the first quarter of 2015.

•	Payments of $5.5 million for Fekola project equipment to be incurred in the first quarter of 2015.

•

Land payments of $6.2 million (the Company’s 49% share) with respect to the acquisition of land at the Gramalote project in Colombia. It is expected that $5.1 million will be paid in 2015 and the remaining $1.1 million in 2016.

26	Subsequent events

Purchase of Fekola non-controlling interest

In January 2015, the Company purchased the 10% interest in Songhoi owned by a Malian company (Notes 7 and 12). The purchase price consisted of $21.2 million in cash and common shares to be paid over three instalments and the grant of a 1.65% net smelter royalty of the Fekola project after deducting costs for smelting, refining and government fees. In connection with the purchase, all ZTS legal claims were terminated.

Otjikoto Commercial Production

On February 28, 2015, the Otjikoto Mine achieved commercial production. Effective March 1, 2015, revenues and production costs for Otjikoto gold production are being recorded in the statement of operations.

B2GOLD CORP.
MINING INTERESTS SCHEDULE (NOTE 27)
For the year ended December 31, 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

	Cost						Accumulated depreciation				Net carrying value

	Balance at	Acquisition			Cumulative	Balance at	Balance at			Balance at	As at	As at
	Dec. 31,	costs/	Disposals/		translation	Dec. 31,	Dec. 31,		Disposals/	Dec. 31,	Dec. 31,	Dec. 31,
	2013	Additions	write-offs	Reclass	adjustment	2014	2013	Depreciation	write-offs	2014	2014	2013
	$	$	$	$	$	$	$	$	$	$	$	$

Property, plant and equipment
(depletable)

Masbate mine	723,155	52,810	(372,782)	17,461	-	420,644	(40,744)	(51,764)	802	(91,706)	328,938	682,411
Libertad (including Jabali)	259,518	36,641	(57)	-	-	296,102	(83,927)	(43,832)	55	(127,704)	168,398	175,591
Limon	120,139	22,734	(101)	-	-	142,772	(44,970)	(17,957)	62	(62,865)	79,907	75,169

	1,102,812	112,185	(372,940)	17,461	-	859,518	(169,641)	(113,553)	919	(282,275)	577,243	933,171

Masbate undeveloped mineral
interests	176,460	-	(73,921)	(17,461)	-	85,078	-	-	-	-	85,078	176,460

Mine under construction

Otjikoto	289,945	173,927	-	-	(33,204)	430,668	-	-	-	-	430,668	289,945

Exploration & evaluation
properties (non-depletable)

Fekola	-	514,965	-	-	-	514,965	-	-	-	-	514,965	-
Kiaka	50,550	8,512	-	-	-	59,062	-	-	-	-	59,062	50,550
Mocoa	28,200	452	-	-	-	28,652	-	-	-	-	28,652	28,200
Trebol & Pavon	24,870	3,398	(21,465)	(565)	-	6,238	-	-	-	-	6,238	24,870
San Jose	1,123	175	-	617	-	1,915	-	-	-	-	1,915	1,123
Calibre	8,496	1,526	-	-	-	10,022	-	-	-	-	10,022	8,496
Other	861	7,342	-	(52)	-	8,151	-	-	-	-	8,151	861

	114,100	536,370	(21,465)	-	-	629,005	-	-	-	-	629,005	114,100

Corporate & other

Bellavista	2,611	-	-	(2,611)	-	-	-	-	-	-	-	2,611
Office, furniture & equipment	1,688	80	-	-	-	1,768	(698)	(257)	-	(955)	813	990

	4,299	80	-	(2,611)	-	1,768	(698)	(257)	-	(955)	813	3,601

	1,687,616	822,562	(468,326)	(2,611)	(33,204)	2,006,037	(170,339)	(113,810)	919	(283,230)	1,722,807	1,517,277

Investments in joint ventures
(accounted for using the equity
method)

Gramalote	148,967	14,085	(96,327)	-	-	66,725	-	-	-	-	66,725	148,967
Quebradona	1,201	-	-	-	-	1,201	-	-	-	-	1,201	1,201

	150,168	14,085	(96,327)	-	-	67,926	-	-	-	-	67,926	150,168

	1,837,784	836,647	(564,653)	(2,611)	(33,204)	2,073,963	(170,339)	(113,810)	919	(283,230)	1,790,733	1,667,445

B2GOLD CORP.
MINING INTERESTS SCHEDULE (NOTE 27)
For the year ended December 31, 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

	Cost					Accumulated depreciation				Net carrying value
	Balance at	Acquisition		Cumulative	Balance at	Balance at			Balance at	As at	As at
	Dec. 31,	costs/	Disposals/	translation	Dec. 31,	Dec. 31,		Disposals/	Dec. 31,	Dec. 31,	Dec. 31,
	2012	Additions	write-offs	adjustment	2013	2012	Depreciation	write-offs	2013	2013	2012
	$	$	$	$	$	$	$	$	$	$	$
Property, plant and equipment (depletable)
Masbate mine	-	723,155	-	-	723,155	-	(40,744)	-	(40,744)	682,411	-
Libertad (including Jabali)	215,941	43,577	-	-	259,518	(51,673)	(32,254)	-	(83,927)	175,591	164,268
Limon	105,727	14,412	-	-	120,139	(27,349)	(17,621)	-	(44,970)	75,169	78,378
	321,668	781,144	-	-	1,102,812	(79,022)	(90,619)	-	(169,641)	933,171	242,646
Masbate undeveloped mineral interests	-	176,460	-	-	176,460	-	-	-	-	176,460	-
Mine under construction
Otjikoto	118,798	210,252	-	(39,105)	289,945	-	-	-	-	289,945	118,798
Exploration & evaluation properties (non-
depletable)
Kiaka	-	50,550	-	-	50,550	-	-	-	-	50,550	-
Mocoa	27,539	661	-	-	28,200	-	-	-	-	28,200	27,539
Trebol & Pavon	24,333	537	-	-	24,870	-	-	-	-	24,870	24,333
San Jose	-	1,123	-	-	1,123	-	-	-	-	1,123	-
Calibre	7,112	1,384	-	-	8,496	-	-	-	-	8,496	7,112
Cebollati	9,051	513	(9,564)	-	-	-	-	-	-	-	9,051
Other	-	861	-	-	861	-	-	-	-	861	-
	68,035	55,629	(9,564)	-	114,100	-	-	-	-	114,100	68,035
Corporate & other
Bellavista	2,601	10	-	-	2,611	-	-	-	-	2,611	2,601
Office, furniture & equipment	1,173	515	-	-	1,688	(528)	(170)	-	(698)	990	645
	3,774	525	-	-	4,299	(528)	(170)	-	(698)	3,601	3,246
	512,275	1,224,010	(9,564)	(39,105)	1,687,616	(79,550)	(90,789)	-	(170,339)	1,517,277	432,725
Investments in joint ventures (accounted for
using the equity method)
Gramalote	100,798	48,169	-	-	148,967	-	-	-	-	148,967	100,798
Quebradona	1,201	-	-	-	1,201	-	-	-	-	1,201	1,201
	101,999	48,169	-	-	150,168	-	-	-	-	150,168	101,999
	614,274	1,272,179	(9,564)	(39,105)	1,837,784	(79,550)	(90,789)	-	(170,339)	1,667,445	534,724